06013983

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fisher Paykel

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34868 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/2/06

Fisher&Paykel
appliances

ARLS
3-31-06

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

YEAR END INFORMATION

12 months to 31 March 2006

CONTENTS

SUMMARY OF PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT FOR DUAL NZSX/ASX LISTED ISSUERS

Name of Listed Issuer: FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

For Year Ended: 31 MARCH 2006

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on audited accounts.

Consolidated Operating Statement			
	Current Year NZ$'000	* Up/Down %	Previous Corresponding Year NZ$'000
Total operating revenue	1,209,117	16.4%	1,038,733
Operating Surplus (Deficit) before unusual items and tax	96,658	-4.3%	101,024
Unusual items for separate disclosure	-		-
Operating *Surplus (Deficit) before tax	96,658	-4.3%	101,024
Less tax on operating profit	32,713	0.8%	32,463
Operating *Surplus (Deficit) after tax but before minority interests	63,945	-6.7%	68,561
Less minority interests	-		-
Equity earnings	-		-
Operating *Surplus (Deficit) after tax attributable to members of Listed Issuer	63,945	-6.7%	68,561
Extraordinary items after tax attributable to Members of the Listed Issuer	-		-
Operating Surplus (Deficit) and extraordinary items after tax attributable to Members of the Listed Issuer	63,945	-6.7%	68,561

Earnings per share	24cps	-7.7%	26cps

Final Dividend	9cps	0.0%	9cps
Record Date	12 June 06		
Date Payable	20 June 06		
Imputation tax credit on latest dividend	49.25373%		

Short details of any bonus or rights issue or other item(s) of importance not previously released to the market:

Nil

APPENDIX I (Rule 10.4)

PRELIMINARY FULL YEAR REPORT ANNOUNCEMENT

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED
(Name of Listed Issuer)

For *Full Year Ended 31/03/06 (Date) 26/5/06
(referred to in this Report as the 'Current Full Year')

Preliminary full year report on consolidated results (including the results for the previous corresponding full year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and audite gives a true and fair view of the matters to which the report relates [see Note (X) attached and is based on auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

		CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
1	**CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE**	Current *Full Year NZ$'000	*Up/Down %	Previous Corresponding *Full Year NZ$'000
1.1	**OPERATING REVENUE**			
(a)	Trading Revenue	1,208,580	16.4%	1,038,358
(b)	Other Revenue	537	43.2%	375
(c)	Total Operating Revenue	1,209,117	16.4%	1,038,733
1.2	**OPERATING *SURPLUS (DEFICIT) BEFORE TAXATION**	96,658	-4.3%	101,024
(a)	Less tax on Operating result	32,713	0.8%	32,463
1.3	**OPERATING *SURPLUS AFTER TAX**	63,945	-6.7%	68,561
(a)	Extraordinary Items after Tax [detail in Item 3]	-		-
(b)	Unrealised net change in value of investment properties	-		-
1.4	**NET * SURPLUS (DEFICIT) FOR THE PERIOD**	63,945	-6.7%	68,561
(a)	*Net Surplus (Deficit) attibutable to members*	-		-
1.5	**NET * SURPLUS (DEFICIT)**			
	ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	63,945	-6.7%	68,561

		CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	
2	**DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR FULL YEAR**	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
2.1	**INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE**		
(a)	Interest revenue included in Item 1.1(b)	537	375
(b)	# Unusual items for separate disclosure (detail - item 3)	-	-
(c)	Equity earnings [detail - item 16]	-	-
(d)	Interest expense included in Item 1.2 (included all forms of interest, etc)	51,107	40,049
(e)	Leasing and Renting expenses	13,821	11,391
(f)	Depreciation	32,909	30,665
(g)	Diminution in the value of assets (other than depreciation)	-	-
(h)	Amortisation of Goodwill	2,485	2,182
(i)	Amortisation of other intangible assets	6,081	5,934
(j)	Impairment of goodwill	-	-
(k)	Impairment of other intangible assets	-	-
2.2	**SUPPLEMENTARY ITEMS**		
(a)	# Interest costs excluded from item 2.1(d) and capitalised	-	-
(b)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	-	-
(c)	Unrecognised differences between the carrying value and market value of publicly traded investments	-	-

Items marked in this way need ne shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3	DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP DETAILS AND COMMENTS	GROUP - CURRENT *FULL YEAR Operating Revenue NZ$'000	Operating Surplus NZ$'000
	Discontinued Activities		
	(Disclose Operating Revenue and Operating Surplus)		
	TOTAL DISCONTINUED ACTIVITIES	-	-
	Material Unusual (including Non Recurring) Items (included in 1.2)		
	Description		
	TOTAL MATERIAL NON RECURRING ITEMS	-	-
	Extraordinary Items (Ref. Item 1.3(a))		
	Description		
	TOTAL EXTRAORDINARY ITEMS	-	-

		STATEMENT OF MOVEMENTS IN EQUITY	
4	**STATEMENTS OF MOVEMENTS IN EQUITY**	Operating Revenue NZ$'000	Operating Surplus NZ$'000
4.1	*** NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	63,945	68,561
(a)	*Net Surplus (Deficit attributable to miniroty interest	-	-
4.2	**OTHER RECOGNISED REVENUES AND EXPENSES**		
(a)	Increases (decreases) in Revaluation Reserve	-	-
(b)	Currency Translation Differences	7,292	(3,715)
(c)	Minority interest in other recognised revenue and expenses		
4.3	**TOTAL RECOGNISED REVENUES AND EXPENSES**	71,237	64,846
4.4	**OTHER MOVEMENTS**		
(a)	Contributions by Owners	2,068	4,857
(b)	Distributions to Oweners	(47,524)	(53,808)
(c)	Other	-	-
4.5	**EQUITY AT BEGINNING OF FULL YEAR**	576,070	560,175
4.6	**EQUITY AT END OF FULL YEAR**	601,851	576,070

		EARNINGS PER SECURITY	
5	**EARNINGS PER SECURITY** Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	Current Full Year NZ cents	Previous Corresponding *Full Year NZ cents
(a)	Basic EPS	24	26
(b)	Diluted EPS (if materially different from (a)	23	25

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]

(a)	Name of subsidiary or group of subsidiaries		Prime Distributors	DCS
(b)	Percentage of ownership acquired		100%	100%
(c)	Contribution to consolidated net *Surplus (Deficit) (item 1.4)	$	413	4,129
(d)	Date from which such contribution has been calculated		29 July 2005	8 October 2004
		$		

7 MATERIAL DISPOSALS OF SUBSIDIARIES [See Note (VII) attached]

(a)	Name of subsidiary or group of subsidiaries		N.A.	N.A.
(b)	Contribution of subsidiaries to consolidated net *Surplus (Deficit) (item 1.4)	$		
(c)	Date to which such contribution has been calculated			
(d)	Contribution to consolidated net *Surplus (Deficit) (item 1.4) for the previous corresponding Full Year	$		
(e)	Contribution to consolidated net *surplus (deficit) (item 1.4) from sale of subsidiary	$		

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *full year report

SEGMENTS

Industry

Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue — Refer Attached

Total revenue [consolidated total equal to Item 1.1(c) above]

Segment result

Unallocated expenses

Operating surplus (Deficit) after tax [Item 1.3]

Segment assets

Unallocated assets

Total assets [Equal to Item 9.3]

Geographical

Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue — Refer Attached

Total revenue [consolidated total equal to Item 1.1(c) above]

Segment result

Unallocated expenses

Operating surplus (Deficit) after tax [Item 1.3]

Segment assets

Unallocated assets

Total assets [Equal to Item 9.3]

[Note (VIII) attached has particular relevance for the Preparation of this statement]	CONSOLIDATED STATEMENT OF FINANCIAL POSITION		
9 CURRENT ASSETS:	At end of Current * Full Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
(a) Cash	50,382	31,824	
(b) Trade Receivables	155,053	134,292	
(c) Investments (Finance Receivables)	377,952	351,451	
(d) Inventories	215,008	186,734	
(e) Other assets, current	28,653	12,523	
TOTAL CURRENT ASSETS	827,048	716,824	-
9.1 NON-CURRENT ASSETS			
(a) Finance Receivables	193,736	215,916	
(b) Investments	-	-	
(c) Inventories	-	-	
(d) Property, plant and equipment	313,792	290,545	
(e) Goodwill	46,597	40,818	
(f) Deferred Taxation Assets	23,762	29,021	
(g) Other Intangible Assets	153,455	153,231	
(h) Other assets, non current	2,261	3,344	
9.2 TOTAL NON-CURRENT ASSETS	733,603	732,875	-
9.3 TOTAL ASSETS	1,560,651	1,449,699	-
9.4 CURRENT LIABILITIES:			
(a) Trade Creditors	126,489	96,871	
(b) Income in advance, current	-	-	
(c) Secured Loans	501,562	493,523	
(d) Unsecured Loans	21,888	27,683	
(e) Provision, current	26,473	28,848	
(f) Other Liabilities, current	22,589	17,082	
TOTAL CURRENT LIABILITIES	699,001	664,007	-
9.5 NON-CURRENT LIABILITIES			
(a) Accounts payable, non-current	-	-	
(b) Secured Loans	36,980	34,159	
(c) Unsecured Loans	201,028	157,903	
(d) Provisions, non-current	15,188	13,598	
(e) Deferred Taxation Liabilty, non-current	18	-	
(f) Other Liabilities, non-current	6,585	3,962	
9.6 TOTAL NON-CURRENT LIABILITIES	259,799	209,622	-
9.7 TOTAL LIABILITIES	958,800	873,629	-
9.8 NET ASSETS	601,851	576,070	-
9.9 SHAREHOLDERS' EQUITY			
(a) Share capital (optional)	560,535	558,467	
(b) Reserves (optional) (i) Revaluation reserve			
(ii) Other reserves	(2,565)	(9,857)	
(c) Retained *surplus (accumulated deficit) (optional)	43,881	27,460	
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	601,851	576,070	-
(a) Minority equity interests in subsidiaries			
9.11 TOTAL SHAREHOLDERS' EQUITY	601,851	576,070	-
(a) Returns on Assets (%) (EBIT divided by Total Assets_	7.0%	7.4%	
(b) Return on Equity (%) (Net Income divided by Shareholders Equity)	10.6%	11.9%	
(c) Debt to Equity Ratio (5) (Total Liabilities divided by Shareholders Equity)	1.6	1.5	

	CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FULL YEAR	
(See Note (IX) attached)	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
10 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from Customers	1,167,659	884,661
(b) Interest Received	130,778	132,601
(c) Dividends Received	-	-
(d) Payments to Suppliers and Employees	(1,102,750)	(912,303)
(e) Interest Paid	(50,900)	(39,181)
(f) Income Taxes Paid	(34,894)	(37,404)
(g) Other		
NET OPERATING CASH FLOWS	109,893	28,374
11 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	1,372	2,380
(b) Cash proceeds from sale of equity investments	-	-
(c) Loans repaid by other entities	704,451	667,234
(d) Cash paid for purchases of property, plant and equipment	(55,153)	(76,091)
(e) Interest paid - capitalised	-	-
(f) Cash paid for purchases of equity investments	(6,187)	(50,820)
(g) Loans to other entities	(720,298)	(680,137)
(h) Other	-	-
NET INVESTING CASH FLOWS	(75,815)	(137,434)
[See Note (IX) attached]		
12 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.	2,850	6,124
(b) Borrowings	397,774	240,691
(c) Repayment of borrowings	(359,412)	(61,670)
(d) Dividends paid	(47,524)	(53,808)
(e) Other cashflows relating to financing activities	(3,609)	(3,457)
NET FINANCING CASH FLOWS	(9,921)	127,880
[See Note (IX) attached]		
13 NET INCREASE (DECREASE) IN CASH HELD	24,157	18,820
(a) Cash at beginning of *full year	24,141	5,867
Cash obtained from acquisition	77	(3,867)
(b) Exchange rate adjustments to Item 12.3(a) above	119	3,321
(c) CASH AT END OF FULL YEAR	48,494	24,141

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

Nil

15 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

Cash at the end of the *full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows

	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
Cash on Hand and at Bank	50,382	31,824
Deposits at call	-	-
Bank Overdraft	(1,888)	(7,683)
Other (provide details eg. Term Deposits)	-	-
Total = Cash at End of *Full Year [Item 13(c)]	48,494	24,141

16	EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS	EQUITY ACCOUNTED EARNINGS FROM ASSOCIATES	
	Information attributable to the reporting group's share of investments in associates and other material interests to be disclosed by way of separate note below (refer FRS-38 "Accounting for Investments in Associates)	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
16.1	GROUP SHARE OF RESULTS IN ASSOCIATES		
(a)	OPERATING *SURPLUS (DEFICIT) BEFORE TAX	-	-
(b)	Less tax	-	-
(c)	OPERATING *SURPLUS (DEFICIT) AFTER TAX	-	-
	(i) Extraordinary items (gross)	-	-
(d)	NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	-	-

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

(a) **The group has a material (from group's viewpoint) interest in the following corporations:**

Name	Percentage of ordinary shares held at end of full year		Contribution to net surplus (deficit) (item 1.5)	
Equity Accounted Associates	Current *Full Year	Previous Corresponding *Full Year	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
			Equity Accounted in current year	
NIL				
Other Material Interests			**Not Equity Accounted in current year**	
NIL	-	-	-	-

(b) **INVESTMENTS IN ASSOCIATES**

	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES	
	Current *Full Year NZ$'000	Previous Corresponding *Full Year NZ$'000
Carrying value of investments in associates at the beginning of the full year	Nil	Nil
Share of changes in associates' post acquisition surplus/ and reserves:		
- Retained surplus		
- Reserves		
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period		
Equity carrying value of investments at the end of the full year		
Amount of goodwill included in the carrying value at the end of the full year	Nil	Nil

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT FULL YEAR

Category of Securities	Issued	Number	Quoted	Number	Cents	Paid-Up Value (If not fully paid)
PREFERENCE SHARES:						
# (Description)						
Issued during current *full year		Nil				
ORDINARY SHARES:						
Ordinary Shares as at 31/3/06		264,742,568				
Issued during current full year		920,210				
CONVERTIBLE NOTES						
# (Description)						
Issued during current *full year		Nil				
OPTIONS:					Exercise Price	Expiry Date
Issued during current full year				Nil		
DEBENTURES - Totals only:						
UNSECURED NOTES - Totals only:						
OTHER SECURITIES						

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. |If insufficient space below, provide details in the pages attached to this report

(a) Material factors affecting the revenues and expenses for the current full year

Refer Attached

(b) Significant trends or events since the end of the current full year

Refer Attached

(c) Changes in accounting policies since last Annual Report

Nil

(d) Critical Accounting Policies - Management belives the following to be critical accounting policies That is they are both important to the portrayal of the issuers financial condition and results as they require management to make judgements and estimates about matters they are inherently uncertain

(e) Managements discussion and analysis of financial condition, result, and/or operations (optional) This section should containforward looking statements that should outline where these involved risk and uncertainty

Refer Attached

(f) Other Comments

Refer Attached

19	DIVIDENDS

(a) Dividend yield as at Balance Date % ....6.5%..................
(Annual dividend per share divided by price per share)

(b) Tax Adjusted Dividend Yield as at Balance Sheet % ....4.4%..................
(Annual net dividend per share divided by price per share)

20	ANNUAL MEETING

(a) To be held at Ellerslie Conventon Centre

(b) Date 21 August 2006 Time 2pm

(c) Approximate date of availability of Annual Report 30 June 2006

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 26 May 2006

H. O. [signature]

(signed by) Authorised Officer of Listed Issuer

26 May 2006
(date)

Appendix 7 of Listing Rules.

EMAIL: announce@nzx.com

Notice of event affecting securities

NZX Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.
For change to allotment, Listing Rule 7.12.1, a separate advice is required

Number of pages including this one (Please provide any other relevant details on additional pages) ☐

Full name of issuer	FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED
Name of officer authorised to make this notice	M.D. RICHARDSON
Authority for event, e.g. Directors' resolution	DIRECTORS RESOLUTION
Contact phone number	(09) 273 0592
Contact fax number	(09) 273 0609
Date	26 / 05 / 2006

Nature of event
Tick as appropriate

Bonus Issue ☐ *If ticked, state whether:* *Taxable* ☐ */ Non Taxable* ☐ *Conversion* ☐ *Interest* ☐ *Rights Issue Renouncable* ☐
Rights Issue non-renouncable ☐ Capital change ☐ Call ☐ Dividend ☒ If ticked, state whether: Interim ☐ Full Year ☒ Special ☐

EXISTING securities affected by this *If more than one security is affected by the event, use a separate form*

Description of the class of securities	ORDINARY SHARES
ISIN	NZFPAE0001S2

If unknown, contact NZSE

Details of securities issued pursuant to this event *If more than one class of security is to be issued, use a separate form for each class*

Description of the class of securities ______ *ISIN* ______
If unknown, contact NZSE

Number of Securities to be issued following event ______ *Minimum Entitlement* ______ *Ratio, e.g ① for ②* ☐ *for* ☐

Conversion, Maturity, Call Payable or Exercise Date ______ *Enter N/A if not applicable*

Treatment of Fractions ______

Tick if pari passu ☐ *OR provide an explanation of the ranking* ______

Strike price per security for any issue in lieu or date Strike Price available. ______

Monies Associated with Event *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

In dollars and cents

Amount per security	$0.09000
Currency	New Zealand Dollars
Total monies	$23,836,431
Source of Payment	Revenue Reserves

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents	$0.015882
Date Payable	20 June, 2006

Taxation *Amount per Security in Dollars and cents to six decimal places*

In the case of a taxable bonus issue state strike price	$
Resident Withholding Tax	$ Nil
Credits (Give details)	$0.044325

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm
For calculation of entitlements - must be the last business day of a week
12 June, 2006

Application Date
Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.
20 June, 2006

Notice Date
Entitlement letters, call notices, conversion notices mailed
______

Allotment Date
For the issue of new securities. Must be within 5 business days of record date.
______

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:

Security Code:

RECORD SALES CONTINUE

The Directors of Fisher & Paykel Appliances Holdings Limited today announced a profit after tax of $63.9 million for the year ended 31 March 2006. The result is marginally above the guidance provided to the markets on 9 February 2006.

Highlights for the year include:

- Record total Appliances sales – surpassing $1 billion for the first time
- Record Appliances sales in New Zealand, the USA and Singapore
- The commissioning of a washer manufacturing facility in the USA.
- USA headquarters moved to Huntington Beach, California.
- Distribution of Whirlpool branded products commencing in Singapore.
- Continuation of Cost Down programme.

Appliances sales grew 5 percent to a record of 1,331,100 units, compared to 1,267,600 units, for the previous financial year. This reflected strong growth in the offshore markets, particularly the USA, where revenues grew by 58 percent.

The Australian washing machine plant was relocated successfully to Clyde, Ohio, USA, during the year. This move, in response to increased demand, will result in lower working capital requirements and freight savings.

Although the Finance Group faced difficult trading conditions throughout the year, it contributed $36.4 million before interest, taxation and amortisation.

As previously foreshadowed, the Finance Group sold and leased back its head office in March, which resulted in a post-tax profit on sale of $1.734 million.

NET PROFIT PERFORMANCE

The result is summarised in the table below:

	2006 NZ$000	2005 NZ$000	% Change
Operating Profit before Interest, Taxation and Amortisation			
▪ Appliances	82,014	77,350	6.0
▪ Finance	36,398	38,021	(4.3)
	118,412	115,371	2.6
Operating Profit Before Interest and Taxation			
▪ Appliances	81,447	77,223	5.5
▪ Finance	28,399	30,032	(5.4)
	109,846	107,255	2.4
Interest Expense *	(13,188)	(6,231)	(111.7)
Operating Profit Before Taxation	96,658	101,024	(4.3)
Taxation	(32,713)	(32,463)	(0.8)
Profit After Taxation	**63,945**	**68,561**	**(6.7)**
*** Excludes Finance Group Operating Interest**			

REVENUE

Total revenue of $1,209.1 million was up $170.4 million (16.4 percent) on the previous year.

A breakdown of revenue is set out below.

	2006 NZ$000	2005 NZ$000
Appliances		
▪ New Zealand	248,889	233,022
▪ Australia	375,968	379,892
▪ USA	412,660	261,115
▪ Singapore	11,518	7,394
▪ Europe	13,571	12,073
▪ Rest of World	19,572	20,744
Total Appliances Revenue	1,082,178	914,240
Finance New Zealand	126,402	124,118
Interest	537	375
Total Revenue	**1,209,117**	**1,038,733**

CASHFLOW

Cash flow from operations was $109.9 million.

Working capital levels for the Appliances Group (inventories and trade debtors net of trade creditors) increased by $0.2 million. This was despite a sales increase of $167.9 million (18.4 percent), and a $10.1 million stock build to accommodate the relocation of the motor and Smart Load® dryer lines to the USA.

As anticipated in last year's announcement, a $31.8 million temporary increase in working capital as at 31 March, 2005 reversed during the year. The $10.1 million stock build included in inventory as at 31 March, 2006 will reverse during the 2006/07 year after the relocation of the lines.

CAPITAL AND DEPRECIATION

Capital expenditure was as follows:

	2006 NZ$000	2005 NZ$000
Appliances *	50,398	65,631
Finance	4,755	10,460
*** Lower than forecast due to timing of cash flow.**		

Appliances capital expenditure for the year included $7.0 million to relocate the Australian washing machine line the USA.

Depreciation charges were:

	2006 NZ$000	2005 NZ$000
Appliances	30,924	28,980
Finance	1,985	1,685

DIVIDEND AND EARNINGS PER SHARE

The Directors have approved a final dividend of 9.0 cents per share for the year ended 31 March 2006, carrying a full imputation credit. This brings the total dividend for the year to 18.0 cents per share. Non-resident shareholders will receive a supplementary dividend of 1.588 cents per share.

The final dividend will be paid on 20 June 2006, with a record date of 12 June 2006 for the NZX. The ex dividend date will be 6 June 2006 for the ASX and 13 June 2006 for the NZX.

Dividend payments over the past three years are summarised below.

	Cents Per Share		
	2005/06	**2004/05**	**2003/04**
Interim	9.0	9.0	8.8
Final	9.0	9.0	11.5
Special *	-	-	21.0
Total Dividend	**18.0**	**18.0**	**41.3**
Earnings Per Share	**24.0**	**26.0**	**32.7**

*** Followed the sale of the shareholding in Fisher & Paykel Healthcare Corporation Limited.**

APPLIANCES

Appliances returned a pleasing trading performance given the unprecedented business conditions experienced during the year. Extraordinarily high costs of key raw materials, as well as the effects of the high New Zealand dollar, put pressure on both margins and profitability. These increases were offset somewhat by an ongoing, aggressive and effective cost reduction programme. Small price increases were implemented in key markets.

	2006 NZ$000	**2005 NZ$000**
Total Appliances Revenue	1,082,650	914,550
Operating Profit Before Interest and Taxation	81,447	77,223
Assets Employed	778,728	675,720
Earnings to Sales Operating Margin	7.5%	8.4%

Operating profit before interest and taxation was $81.4 million (previously $77.2 million) for the year. The operating margin improved from 6.1 percent in the first half to 8.8 percent in the second, giving an overall margin of 7.5 percent. The improvement in the second half was the result of sales seasonality, the ongoing cost reduction programme and a softening in some raw material categories. Price increases in the three key markets also contributed to the lift in margin.

Appliances sales volumes grew by 5.0 per cent to exceed 1.331 million units for the year.

Unit sales are summarised as follows:

	Units		
	2006	Growth %	2005
New Zealand	318,500	4.6	304,500
Australia	600,200	(5.8)	637,200
USA	337,800	33.0	254,000
Singapore	18,500	60.9	11,500
Europe	17,300	0.6	17,200
Rest of World	38,800	(10.2)	43,200
Total	**1,331,100**	**5.0**	**1,267,600**

In a contracting market **New Zealand** sales volume was up by 4.6 percent over the previous year. This gain in market share was due to an aggressive marketing approach and changes in distribution. Total sales of 318,500 units (304,500 last year), were a record for this market. Revenue was up 4.9 percent in NZD terms.

Australian sales declined as tougher market conditions prevailed. The slow-down in retail spending resulted in a 5.8 percent reduction in sales, in line with the overall market. First half sales were down 9.7 percent on the previous year. The second half saw a recovery, with sales down only 2.3 percent. Revenue however was down only 1.0 percent in Australian dollar terms, due to an improvement in the second half. Exports to Australia were converted to New Zealand dollars at an average hedged rate of $0.903.

The **USA** market continued the growth experienced in previous years. Unit sales, at 337,800 were 33.0 percent higher than for the previous year (revenue up 60.2 percent in USD terms). The normalised underlying growth in Fisher & Paykel branded product was around 20 percent. The USA now represents the largest revenue generator for the group. DishDrawer® dishwasher continues to lead the way, along with the Smart Load® dryer, which is gaining acceptance.

The integration of the DCS brand into the USA distribution model is now complete, and confidence in the brand has been restored. The DCS manufacturing facility at Huntington Beach, California, has now been fully integrated with Fisher & Paykel process controls. The USA head office has been moved from Laguna Hills to Huntington Beach to ensure that synergies with the DCS offices and distribution operations are realised.

Sales in **Singapore** improved with a recovery in market conditions. This, along with the additional distribution of the Whirlpool brand, resulted in a 60.9 percent increase in unit sales (with a 68.4 percent revenue increase in SGD terms).

European markets remained steady, with sales of 17,300 units, matching last year. Strategies are in place to address distribution and growth opportunities in these markets.

Rest of World unit sales were down 10.2 percent to 38,800 units (43,200 units for the previous year). This reflected the high NZD, which made competitiveness difficult to maintain. The Middle East and Asia remain good medium-term commercial prospects.

Strategic Alliance

The strategic alliance with Whirlpool Corporation continued to develop, and Fisher & Paykel Appliances took over the distribution of Whirlpool branded products in Singapore during the year. This mirrors a similar arrangement for the New Zealand market.

Sales of DishDrawer® dishwashers to Whirlpool USA are in line with expectations. Deliveries of motors to Whirlpool under the Component Supply arrangement started towards the end of the financial year. This is expected to increase to full capacity in 2006/07.

Restructure

Around 80 percent of sales are now generated offshore. In order to cope with the expansion of the Company globally, a review was undertaken of the way the business is managed. The business activities of New Zealand, Australia and the USA will now be managed on a geographic basis. Corporate functions remain in place, to provide overall leadership, governance, consistency of approach, and to promote best practice, across all geographies.

FINANCE

The Finance Group contributed $36.398 million in profit before acquisition interest, taxation, and amortisation, compared with $38.021 million in the previous year. The 2005/06 result included a $2.589 million gain from the sale of the Company's premises. Earnings were affected by lower yields and significantly higher interest costs, resulting in lower margins. Increased regulatory compliance and integration costs, together with additional provisioning against balance sheet receivables, have also had an adverse effect on earnings.

Additional provisioning was made during the year against selected balance sheet receivables where customers' arrears balances had increased. This additional provisioning maintained the Company's policy of ensuring adequate ratios are maintained.

Growth in the Company's Q Card receivables portfolio was very strong, reflecting the significant benefits from this innovative finance product. Active cardholder numbers increased to more than 100,000, and Q Card is now available to be used in over 1,200 retailers nationwide. The increase in cardholder numbers, together with the significant Farmers customer base, boosts the number of active customers using finance facilities through the Finance Group to more than 535,000.

Earnings from the Farmers Card were ahead of last year, but declines in the sale of big-ticket appliances resulted in a lower level of contribution from fixed instalment lending.

Integration of the Farmers Finance business was completed successfully, with data and systems migration undertaken in March 2006.

Funding of the Finance Group's business remained strong with retail debentures increasing to more than $170 million. Significant committed funding facilities are in place with banks and the Group's securitisation funding programme is in the final stage of being restructured.

	2006 NZ$000	2005 NZ$000
Revenue	126,467	124,183
Operating Profit Before Interest, Taxation and Amortisation *	36,398	38,021
Operating Profit Before Interest and Taxation *	28,399	30,032
Finance Receivables	571,688	567,367
* Includes Operating Interest		

OUTLOOK

Solid growth in the USA, for both the Fisher & Paykel and DCS brands, is expected to continue.

The relocation of the washer plant to Clyde, USA, will result in a reduction in working capital, lower freight costs and a more timely supply chain to existing customers. The motor plant and Smart Load® dryer manufacturing lines, both currently located in Auckland, will also be moved to Clyde midway through the current financial year. On completion of the transfer of these three manufacturing lines, the expected annual working capital savings will be $23 million, with an earnings improvement of $5.8 million at the operating level (profit before interest and taxation).

The New Zealand market is expected to weaken further going forward, but the market share gains made in New Zealand last year are expected to be retained. The Australian market is likely to remain flat in the next 12 months. New products coming on-stream will offer further sales opportunities in these two markets.

The New Zealand dollar has depreciated against the Australian and US currencies, easing some of the exchange rate pressures experienced over the past 18 months. After peaking at $0.956 in early December 2005, the New Zealand dollar has fallen sharply against the Australian dollar. While the cross rate was above A$0.89, hedging was maintained at policy minimums of 50 percent of 12 months net exposures. Currently, about 75 percent of 12 month net exposures are hedged at an average rate of $0.867 for 2006/07.

Raw material prices remain at high levels. Slight price reductions for plastics and steel have been negotiated for the first half of the year, but future pricing levels remain uncertain.

Capital expenditure for Appliances is expected to be approximately $55 million for the 2006/07 fiscal year.

The Finance Group will continue to face strong competition and in the short term the current margins are expected to remain. Benefits from the integration of the Farmers Finance business will be realised in the 2006/07 year, and additional cost synergies and operating efficiencies are expected to reduce the Group's cost to income ratio.

Q Card and Farmers Card continue to expand across an increasing range and diversity of retailers providing opportunities for further growth. The completion of the Farmers Finance business integration establishes the platform for the Finance Group to operate as one company, focusing on receivables growth, improving operating efficiencies, and maintaining a focus on credit quality.

The Finance Group's strong financial position and historical earnings performance maintains a solid and sound reputation for ongoing funding from retail debentures and banks.

Providing the assumptions relating to the Appliances business for raw materials and currencies are valid, the Directors expect that after tax earnings for the full 2006/07 financial year will be between $75 million and $80 million.

G A Paykel
Chairman
26 May 2006

- For further information please contact John Bongard, CEO and Managing Director; or Paul Brockett, VP Investor Relations, on +64 9 2730600.
- The Full Year Result will also be available on our website www.fisherpaykel.com

Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the new financial year. Individuals wishing to listen to the webcast, ***to be held today at 1.30 pm NZT; 11.30 am AEST****; can access the event at the Company's website –* ***fisherpaykel.com***

The dial in numbers are:

New Zealand Toll Free	:	***0800 449 118***
Australia Toll Free	:	***1800 009 696***

Statement of Financial Performance Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2006

Parent 2005 $000	Parent **2006 $000**		Notes	Consolidated **2006 $000**	Consolidated 2005 $000
45,850	**41,000**	Operating revenue	1	**1,209,117**	1,038,733
45,850	**41,000**	Operating profit before interest and taxation		**109,846**	107,255
-	**-**	Interest expense *	2	**(13,188)**	(6,231)
45,850	**41,000**	Operating profit before taxation	2	**96,658**	101,024
(6,508)	**(3,591)**	Taxation	3	**(32,713)**	(32,463)
39,342	**37,409**	**Profit after taxation**		**63,945**	68,561

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Earnings per share	**0.24**	**0.26**
Diluted earnings per share	**0.23**	**0.25**

* Excludes operating interest of the Finance Group

Statement of Financial Position Fisher & Paykel Appliances Holdings Limited

As at 31 March 2006

Parent 2005 $000	Parent 2006 $000		Notes	Consolidated 2006 $000	Appliances Group 2006 $000	Finance Group 2006 $000	Consolidated 2005 $000	Appliances Group 2005 $000	Finance Group 2005 $000
		Assets							
		Current assets							
1	**1**	*Cash and bank balances*		**50,382**	**14,400**	**35,982**	31,824	3,774	28,050
22	**18**	Debtors and other current assets	4	**155,053**	**138,307**	**16,746**	134,292	127,670	6,622
		Finance receivables	5	**377,952**		**377,952**	351,451		351,451
		Inventories	6	**215,008**	**215,008**		186,734	186,734	
3,613	**3,638**	Taxation	7	**23,412**	**20,063**	**3,349**	12,523	11,535	988
		Future taxation benefit	7	**5,241**	**5,241**		-	-	
388,116	**380,048**	Intergroup advances	27						
391,752	**383,705**	Total current assets		**827,048**	**393,019**	**434,029**	716,824	329,713	387,111
		Non current assets							
		Property plant and equipment	8	**313,792**	**304,943**	**8,849**	290,545	273,988	16,557
[illegible],318	**218,146**	*Investments in subsidiaries*	11						
		Investment in finance group			**217,310**			218,291	
		Other assets		**2,261**	**1,237**	**1,024**	3,344	2,305	1,039
		Finance receivables	5	**193,736**		**193,736**	215,916		215,916
		Intangible assets	9	**200,052**	**59,404**	**140,648**	194,049	45,402	148,647
		Deferred taxation	12	**23,762**	**20,125**	**3,637**	29,021	24,312	4,709
184,318	**218,146**	Total non current assets		**733,603**	**603,019**	**347,894**	732,875	564,298	386,868
576,070	**601,851**	**Total assets**		**1,560,651**	**996,038**	**781,923**	1,449,699	894,011	773,979
		Liabilities							
		Current liabilities							
		Bank overdrafts	13	**1,888**	**1,888**		7,683	7,683	
		Current borrowings	16	**20,000**	**20,000**		20,000	20,000	
		Current finance leases	17	**624**	**624**		-	-	
		Trade creditors		**83,139**	**83,139**		50,977	50,977	
		Provisions	14	**26,473**	**26,473**		28,848	28,848	
		Finance borrowings	15	**501,562**		**501,562**	493,523		493,523
		Taxation	7	**2,223**	**2,223**		80	80	
		Other liabilities	18	**63,092**	**37,088**	**26,004**	62,824	34,890	27,934
-	**-**	Intergroup borrowings							
-	**-**	Total current liabilities		**699,001**	**171,435**	**527,566**	663,935	142,478	521,457
		Term liabilities							
		Term borrowings	16	**201,028**	**201,028**		157,903	157,903	
		Term finance leases	17	**2,302**	**2,302**		-	-	
		Finance borrowings	15	**36,980**		**36,980**	34,159		34,159
		Deferred taxation	12	**18**	**18**				
		Other liabilities	18	**4,283**	**4,216**	**67**	4,034	3,962	72
		Provisions	14	**15,188**	**15,188**		13,598	13,598	
		Total term liabilities		**259,799**	**222,752**	**37,047**	209,694	175,463	34,231
-	**-**	**Total Liabilities**		**958,800**	**394,187**	**564,613**	873,629	317,941	555,688
		Shareholders' equity							
576,070	**601,851**	Shareholders' equity	19	**601,851**	**601,851**		576,070	576,070	
		Investment in finance group				**217,310**			218,291
576,070	**601,851**	**Total shareholders' equity**		**601,851**	**601,851**		576,070	576,070	
576,070	**601,851**	**Total liabilities and shareholders' equity**		**1,560,651**	**996,038**	**781,923**	1,449,699	894,011	773,979

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

On behalf of the Board
Date: 26 May 2006

G.A.Paykel
Chairman

J.H.Bongard
Chief Executive Officer and Managing Director

Statement of Movements in Equity Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2006

Parent 2005 $000	Parent 2006 $000		Note	Consolidated 2006 $000	Consolidated 2005 $000
560,175	**576,070**	**Shareholders' equity at the beginning of the year**		**576,070**	560,175
39,342	**37,409**	Profit after taxation		**63,945**	68,561
		Movement in currency translation reserve	19	**7,292**	(3,715)
25,504	**33,828**	Movement in revaluation reserve			
64,846	**71,237**	**Total recognised revenues and expenses for the year**		**71,237**	64,846
4,857	**2,068**	Issue of share capital	19	**2,068**	4,857
(53,808)	**(47,524)**	Dividends	19	**(47,524)**	(53,808)
576,070	**601,851**	**Shareholders' equity at the end of the year**		**601,851**	576,070

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Statement of Cash Flows Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2006

Parent 2005 $000	Parent 2006 $000		Notes	Consolidated 2006 $000	Consolidated 2005 $000
		Cash flows from (used in) operating activities			
		Receipts from customers		**1,167,659**	884,661
		Financing interest and fee receipts		**130,241**	132,249
45,850	**41,000**	Dividends received			
		Interest received		**537**	352
(941)	**(955)**	Payments to suppliers and employees		**(1,102,750)**	(912,303)
		Taxation paid		**(34,894)**	(37,404)
		Interest paid		**(50,900)**	(39,181)
44,909	**40,045**	Net cash flow from operations	20	**109,893**	28,374
		Cash flows from (used in) investing activities			
		Sale of fixed property, plant and equipment		**1,372**	2,380
		Principal on loans repaid by customers		**704,451**	667,234
		Purchase of property, plant and equipment		**(55,153)**	(76,091)
		New loans to customers		**(720,298)**	(680,137)
		Acquisition of Dynamic Cooking Systems (DCS)		**-**	(50,820)
		Acquisition of Prime Distributors		**(6,187)**	-
-	**-**	Net cash flow from (used in) investing activities		**(75,815)**	(137,434)
		Cash flows from (used in) financing activities			
-	**-**	Employee Share Purchase Scheme		**782**	1,267
		New term borrowings		**80,725**	163,519
		New finance borrowings		**317,049**	77,172
		Repayment of term borrowings		**(53,223)**	(1,542)
		Repayment of finance borrowings		**(306,189)**	(60,128)
4,857	**2,068**	Issue of share capital		**2,068**	4,857
(53,808)	**(47,524)**	Dividends paid		**(47,524)**	(53,808)
(3,457)	**(3,609)**	Supplementary dividends paid to overseas shareholders		**(3,609)**	(3,457)
7,498	**9,020**	Intercompany borrowings			
(44,910)	**(40,045)**	Net cash flows from (used in) financing activities		**(9,921)**	127,880
(1)	**-**	Net increase (decrease) in cash		**24,157**	18,820
2	**1**	Opening cash		**24,141**	5,867
		Cash obtained from acquisition of company		**77**	(3,867)
		Effect of foreign exchange rates		**119**	3,321
1	**1**	Closing cash		**48,494**	24,141
		Reconciliation of closing cash			
1	**1**	Bank		**50,382**	31,824
		Bank overdrafts		**(1,888)**	(7,683)
1	**1**			**48,494**	24,141

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Parent			Consolidated	
2005	**2006**		**2006**	2005
$000	**$000**		**$000**	$000

1 OPERATING REVENUE

		Appliances		
		New Zealand	**248,889**	233,022
		Australia	**375,968**	379,892
		USA	**412,660**	261,115
		Singapore	**11,518**	7,394
		Europe	**13,571**	12,073
		Rest of World	**19,572**	20,744
-	**-**	Total Appliances Revenue	**1,082,178**	914,240
		Finance		
		New Zealand	**126,402**	124,118
45,850	**41,000**	Dividend	**-**	-
		Interest	**537**	375
45,850	**41,000**	Total Operating Revenue	**1,209,117**	1,038,733

Parent			Consolidated	
2005 $000	**2006 $000**		**2006 $000**	2005 $000

2 OPERATING PROFIT BEFORE TAXATION

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
45,850	**41,000**	Operating profit before taxation	**96,658**	101,024
		After charging (crediting):		
		Remuneration of auditors:		
		Audit fees paid to auditors of the group		
		- Relating to Current Year	**644**	553
		- Relating to Prior Year	**75**	-
		Other fees paid to auditors of the group		
		- Review of Group Half Year Financial Statements	**63**	30
		- Review of Farmers' Finance acquisition Balance Sheet	**-**	44
		- Audit of Fisher & Paykel Finance Debenture Prospectus	**12**	6
		- Farmers Finance securitisation compliance audit	**25**	33
		- Advice on adopting International Accounting Standards	**121**	101
		- Other	**37**	57
		Donations	**211**	169
		Depreciation:		
		Appliances Group - Buildings	**2,391**	2,206
		- Leasehold improvements	**301**	129
		- Plant and equipment	**25,799**	24,265
		- Computer software	**2,433**	2,380
		Finance Group - Buildings	**459**	273
		- Plant and equipment	**242**	199
		- Computer software	**1,284**	1,213
		Amortisation:		
		Appliances - Goodwill	**567**	127
		Finance Group - Goodwill	**1,918**	2,055
		- Licenses	**6,081**	5,934
		(Gain)/loss on sale of property, plant & equipment	**(3,783)**	120
		Due diligence costs	**1,025**	-
		Interest expense:		
		- Term borrowings	**6,712**	5,153
		- Bank overdraft and call borrowings	**6,476**	1,078
		Finance Group - Operating interest	**37,919**	33,818
		Research and development	**9,697**	11,132
		Rental and operating leases	**13,821**	11,391
		Bad debts written off:		
		Appliances Group	**305**	260
		Finance Group	**10,395**	9,556
		Bad debts recovered:		
		Finance Group	**(3,082)**	(3,141)
		Movement in provision for doubtful debts:		
		Appliances Group	**108**	335
		Finance Group	**1,089**	2,274
507	**606**	Directors' fees	**745**	621

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
		3 TAXATION		
45,850	**41,000**	Operating profit before taxation	**96,658**	101,024
15,131	**13,530**	Taxation at current rate of 33%	**31,897**	33,338
		Adjustments to taxation for:		
(15,131)	**(13,530)**	Fully imputed dividends received	**-**	-
		Effect of revaluation of Australian assets upon tax consolidation	**-**	(3,663)
(48)	**(27)**	Other non-assessable income	**(184)**	(408)
-	**-**	Non-deductible items	**3,456**	2,831
		Attributed foreign income	**232**	(3)
		Foreign rates other than 33%	**(1,642)**	437
(48)	**(27)**	Current year's taxation	**33,759**	32,532
6,556	**3,618**	Prior period	**(1,046)**	(69)
6,508	**3,591**	Income tax expense	**32,713**	32,463
		This is represented by:		
6,508	**3,591**	Current taxation	**26,789**	30,640
		Deferred taxation	**5,924**	1,823
6,508	**3,591**		**32,713**	32,463

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
		4 DEBTORS AND OTHER CURRENT ASSETS		
		Trade receivables	**125,454**	**119,223**
		Less provision for doubtful accounts	**(707)**	**(599)**
			124,747	**118,624**
22	**18**	Other debtors and prepayments	**30,306**	**15,668**
22	**18**		**155,053**	**134,292**

Parent			Consolidated	
2005	**2006**		**2006**	2005
$000	**$000**		**$000**	$000
		5 FINANCE RECEIVABLES		
		Receivable within one year	**412,116**	388,085
		Less provision for unearned interest	**(24,154)**	(28,258)
			387,962	359,827
		Less provision for bad and doubtful debts	**(10,010)**	(8,376)
		Net receivables due within one year	**377,952**	351,451
		Receivable beyond one year	**209,261**	235,739
		Less provision for unearned interest	**(10,548)**	(14,301)
			198,713	221,438
		Less provision for bad and doubtful debts	**(4,977)**	(5,522)
		Net receivables due beyond one year	**193,736**	215,916
		Total finance receivables	**571,688**	567,367

Finance receivables comprise advances to customers including advances where interest for the term of the advance is included within finance receivables and advances where interest is charged on a daily basis.

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
6 INVENTORIES				
		Materials	**72,656**	**66,226**
		Spare parts	**14,961**	**8,593**
		Finished products	**127,391**	**111,915**
			215,008	**186,734**

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000

7 CURRENT TAXATION

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
6,662	**3,613**	Balance at beginning of year	**12,443**	1,442
(6,508)	**(3,591)**	Total taxation expense in current year	**(26,789)**	(30,640)
3,457	**3,609**	Taxation paid	**38,503**	40,861
2	**7**	Other movements	**2,273**	780
3,613	**3,638**	Balance at end of year	**26,430**	12,443
		This is represented by:		
		Taxation payable	**(2,223)**	(80)
3,613	**3,638**	Taxation recoverable	**23,412**	12,523
		Future taxation benefit	**5,241**	-
3,613	**3,638**		**26,430**	12,443

Income tax losses incurred in the USA have been recognised as a taxation benefit. The future realisation of this taxation benefit is subject to the continuance of meeting the requirements of the income tax legislation. There are no unrecognised timing differences or unrecognised income tax losses carried forward.

Parent 2005 $000	Parent 2006 $000			Consolidated 2006 $000	Consolidated 2005 $000
		8 PROPERTY PLANT AND EQUIPMENT			
		Land		**22,199**	24,018
			*	**22,199**	24,018
		Buildings		**100,205**	107,480
		Less accumulated depreciation		**8,703**	7,143
			*	**91,502**	100,337
		Leasehold improvements		**4,451**	2,101
		Less accumulated depreciation		**902**	832
				3,549	1,269
		Plant and equipment		**243,694**	202,142
		Less accumulated depreciation		**98,835**	85,537
				144,859	116,605
		Computer software		**26,849**	21,571
		Less accumulated depreciation		**14,035**	10,864
				12,814	10,707
		Capital projects		**38,869**	37,609
				313,792	290,545

* The independent valuation of land and buildings by Extensor Advisory Limited as at 31 March 2006 was $166.648 million (2005 $161.031 million).

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
		9 INTANGIBLE ASSETS		
		Goodwill		
		Finance		
		Balance at beginning of the year	**35,642**	31,109
		Adjustment for subsequent changes in fair values ascribed to Farmers Finance acquisition	**-**	6,588
		Current year's amortisation	**(1,918)**	(2,055)
			33,724	35,642
		Appliances Prime		
		Goodwill arising on acquisition of Prime	**4,100**	-
		Current year's amortisation	**(134)**	-
			3,966	-
		Appliances DCS		
		Balance at beginning of the year	**5,176**	-
		Exchange rate variance on opening balance	**811**	
		Goodwill arising on acquisition of DCS		5,303
		Adjustment for subsequent changes in fair values ascribed to DCS acquisition	**3,353**	
		Current year's amortisation	**(433)**	(127)
			8,907	5,176
		Balance at end of year	**46,597**	40,818
		Comprising		
		Goodwill (gross)	**51,926**	43,662
		Accumulated amortisation	**(5,329)**	(2,844)
			46,597	40,818
		Brand		
		Appliances		
		Balance at beginning of the year	**40,226**	-
		Exchange rate variance on opening balance	**6,305**	
		Valuation of DCS brand arising on acquisition of DCS	**-**	40,226
		Balance at end of year	**46,531**	40,226
		Licenses		
		Finance		
		Balance at beginning of the year	**113,005**	125,957
		Adjustment for subsequent changes in fair values ascribed to Farmers Finance acquisition	**-**	(7,018)
		Current year's amortisation	**(6,081)**	(5,934)
		Balance at end of year	**106,924**	113,005

Comprising		
Licenses (gross)	**121,619**	121,619
Accumulated amortisation	**(14,695)**	(8,614)
	106,924	113,005
Total Intangible assets	**200,052**	194,049

Share Purchase Plan

Share purchase loans are made by the Group under the Share Purchase Schemes to assist employees with the purchase of fully paid ordinary shares in the company.

Shares are normally issued at a discount of 20% to market price, on terms permitted by the Schemes in accordance with section DF7 of the Income Tax Act 1994, with no interest being charged on the related loans. The qualifying period between grant and vesting date is normally 3 years. Dividends paid during the qualifying period on shares allocated to employees under the Schemes are paid to the employees. Voting rights on shares under the Schemes are exercisable by the Trustees under the Schemes.

As at 31 March 2006 1,068,816 (2005 1,208,280) shares were held by the Schemes, being 0.4% (2005 0.5%) of the Group's issued and paid up capital. All shares were allocated to employees, except for 165,020 (2005 118,904). Once vested, an employee participant may elect to transfer the shares into his or her own name, after which the shares are freely transferable.

All shares are allocated to employees at the time of issue, on the condition that should they leave the company before the qualifying period ends, their shares will be repurchased by the Trustees at the lesser of market price and the price at which the shares were originally allocated to the employee, subject to repayment of the original loan. Any such repurchased shares are held by the Trustees for allocation to future Schemes. The total value of employee loans receivable is $845,483 (2005 $1,627,356).

Directors of the Employee Share Purchase Schemes are appointed by the company.

In addition, Fisher & Paykel Healthcare Corporation Limited, pursuant to the Separation Agreement dated 23 August 2001, administers loans for employee share purchase schemes, established by Fisher & Paykel Industries Limited before the separation, for the benefit of employees of Fisher & Paykel Appliances Holdings Limited.

Share Option Plan

Fisher & Paykel Appliances Holdings Limited has established a Share Option Plan for executives, managers and other selected employees working in the Appliances and Finance businesses. Under the Plan, the Board of Directors may make annual grants of options to plan participants to subscribe for ordinary shares. For options granted in November 2001 and August 2002, the exercise price per share is equal to the market value of a share at or around the date of option grant. For options granted in August 2004, the exercise price per share is recalculated on each anniversary of the grant date and is equal to the higher of the base price at grant date or the recalculated base price. The recalculated base price is calculated by multiplying the last base price by a percentage determined by the Board to represent the Group's cost of capital and reducing the resulting figure by the amount of any net cash dividends paid by the Group.

One third of the options granted pursuant to the Share Option Plan on a particular grant date become exercisable after each of the second, third and fourth anniversaries of the grant date and all unexercised options expire on the fifth anniversary of the grant date. Options also become exercisable if a person (or group of persons acting in concert) acquires more than one-half of the ordinary shares on issue. On leaving employment due to death, serious illness, accident, permanent disablement, redundancy or in other circumstances determined by the Board of Directors the participant or, if applicable, the participant's executor will have one month to exercise all outstanding options.

In the current year Fisher & Paykel Appliances Holdings Limited granted no options to purchase shares under the Share Option Plan (2005 5,940,000 options granted).

Share Options	Number Granted	Exercise Price	Expiry Date
Options:			
Granted in November 2001	4,192,000	$ 2.305	November 2006
Granted in August 2002	3,740,000	$ 2.525	August 2007
Granted in August 2004	5,940,000	$ 4.190 *	August 2009
	13,872,000		
Options exercised in prior years	2,860,151		
Options lapsed in prior years	40,000		
Opening Balance	10,971,849		
Options exercised in current year	1,028,802		
Closing Balance	9,943,047		

* Being the base price at grant date.

11 INVESTMENTS IN SUBSIDIARIES

Parent 2005 $000	**Parent 2006 $000**	
184,318	**218,146**	Investment in subsidiary companies

The Parent's investment in subsidiaries comprises shares at net asset value. The assets and liabilities attributed to Fisher & Paykel Appliances Holdings Limited are largely owned by the following subsidiaries

	Principal Subsidiaries	Country of Domicile	Interest held by Group 2006	Interest held by Group 2005	*Principal activities*
*	AF Investments Limited	NZ	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Appliances Limited	NZ	100%	100%	Manufacture & Distribution of Appliances
	Fisher & Paykel Finance Limited	NZ	100%	100%	Commercial Finance
	Consumer Finance Limited	NZ	100%	100%	Consumer Finance
	Equipment Finance Limited	NZ	100%	100%	Commercial Finance
	Retail Financial Services Limited	NZ	99%	99%	Remote Securitisation Vehicle
	Consumer Insurance Services Limited	NZ	100%	100%	Consumer Insurance
	Fisher & Paykel Finance Holdings Limited (formerly Fisher & Paykel Financial Services Limited)	NZ	100%	100%	Holding Company
	Fisher & Paykel Financial Services Limited	NZ	100%	100%	Securitisation Services
	Credit & General Insurance Limited	NZ	100%	100%	Consumer Insurance
*	Fisher & Paykel Production Machinery Limited	NZ	100%	100%	Machinery Manufacturer
*	Prime Distributors Limited	NZ	100%	-	Distributor of Spare Parts
	Fisher & Paykel Appliances Employee Share Purchase Trustee Limited	NZ	100%	100%	Employee Share Purchase Plan
*	Fisher & Paykel Australia Holdings Limited	Australia	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Australia Pty Limited	Australia	100%	100%	Distribution of Appliances
*	Fisher & Paykel Manufacturing Pty Limited	Australia	100%	100%	Manufacture of Appliances
*	Fisher & Paykel Customer Services Pty Limited	Australia	100%	100%	Servicing of Appliances
*	Fisher & Paykel (Singapore) Pte Limited	Singapore	100%	100%	Distribution of Appliances
*	Fisher & Paykel Appliances USA Holdings Inc	USA	100%	100%	Non Trading Holding Company
*	Fisher & Paykel Appliances Inc	USA	100%	100%	Distribution of Appliances
	Fisher & Paykel Laundry Manufacturing Inc	USA	100%	-	Manufacture of Appliances
*	Dynamic Cooking Systems Inc (DCS)	USA	100%	100%	Manufacture of Appliances
*	Fisher & Paykel Appliances Limited	UK	100%	100%	Europe Representative Office

All subsidiaries have a balance date of 31 March.

* Fisher & Paykel Appliances Holdings Limited together with those above companies marked with an asterisk are the major companies in the Negative Pledge Agreement.

Acquisition of Prime Distributors Limited

On 29 July 2005, the Group acquired all the shares in Prime Distributors Limited (Prime). Prime is a leading distributor of spare parts for home appliances in New Zealand.

The total consideration paid for Prime was $6.2 million, which was funded by debt.

From 29 July 2005, the operating results of Prime have been included in the Group's statement of financial performance. The financial effect of the acquisition has been summarised below:-

	2006 NZ$ Million
Total Assets	
Current Assets	3.2
Property, Plant and Equipment	0.2
	3.4
Total Liabilities	
Current Liabilities	(1.3)
Net Assets Acquired	2.1
Goodwill Intangibles on Acquisition	4.1
Total Acquisition Cost	6.2
Comprised of:	
Acquistion Consideration	6.2
	6.2
Contribution to operating profit before interest and taxation from 29 July 2005 to 31 March 2006	0.6

Acquisition of Dynamic Cooking Systems Inc (DCS)

On 8 October 2004, the company acquired all the shares in Dynamic Cooking Systems Inc (DCS), a leading USA manufacturer and distributor of premium cooking appliances. DCS commenced operations in 1987 and is considered one of the leading brands of high-end indoor and outdoor cooking appliances in the United States.

The total consideration paid for DCS was US$33 million (NZ$49.2 million), which was funded by debt.

From 8 October 2004, the operating results of DCS have been included in the Group's statement of financial performance. The financial effect of the acquisition has been summarised below:-

	2005 US$ Million	2005 NZ$ Million
Total Assets		
Current Assets	22.8	33.9
Property, Plant and Equipment	2.8	4.2
Other Assets	6.9	10.3
	32.5	48.4
Total Liabilities		
Current Liabilities	(30.6)	(45.6)
Net Assets Acquired	1.9	2.8
Brand/Goodwill Intangibles on Acquisition	32.2	48.0
Total Acquisition Cost	34.1	50.8
Comprised of:		
Acquistion Consideration	33.0	49.2
Capitalised Professional Fees	1.1	1.6
	34.1	50.8
Contribution to operating profit before interest and taxation from 8 October 2004 to 31 March 2005	3.0	4.1

	Parent			Consolidated	
	2005	**2006**		**2006**	2005
	$000	**$000**		**$000**	$000

12 DEFERRED TAXATION

	2006 $000	2005 $000
Balance at beginning of year:	**29,021**	18,909
Fair value adjustments on purchase of DCS	**(5,241)**	9,795
Current year timing differences	**(5,924)**	(1,823)
Exchange rate variance	**1,293**	(181)
Other movements	**4,595**	2,321
Balance at end of year:	**23,744**	29,021

The Group has recognised a deferred tax asset on timing differences which are expected, with virtual certainty, to reverse in future periods. The tax effect of these timing differences is $23.7 million (2005: $29.0 million).

	Parent			Consolidated	
	2005	**2006**		**2006**	2005
	$000	**$000**		**$000**	$000

13 BANK OVERDRAFTS

			Bank overdrafts	**1,888**	7,683

Bank overdrafts in foreign currencies total:

USD	0.054 million	(2005, 5.42 million)
SGD	0.710 million	(2005, 0.24 million)
EURO	0.309 million	(2005, 0.53 million)
GBP	0.332 million	(2005, Nil)

Bank overdrafts come under the Negative Pledge Agreement as set out in note 16.

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000

14 PROVISIONS

	Consolidated 2006 $000	Consolidated 2005 $000
Warranty		
Balance at beginning of year - Current	**28,848**	25,389
- Term	**13,598**	14,079
	42,446	39,468
Balance on purchase of DCS	**-**	4,773
	42,446	44,241
Current year provision	**33,246**	29,173
Warranty expenses incurred	**(34,031)**	(30,968)
Balance at year end - Current	**26,473**	28,848
- Term	**15,188**	13,598
	41,661	42,446
Other		
Provision established on acquisition of DCS	**-**	4,666
Provision utilised post acquisition	**-**	(2,311)
Release of surplus provision	**-**	(2,355)
Balance at year end	**-**	-

15 FINANCE BORROWINGS

		Parent 2005 $000	Parent 2006 $000	Consolidated 2006 $000	Consolidated 2005 $000
Secured borrowings					
(a) Debenture stock due for repayment:	(note 1)				
Within one year				**153,657**	139,952
Between one and two years				**14,954**	18,661
Over two years				**4,699**	8,438
				173,310	167,051
The weighted average rate of interest is 7.3% (2005 6.6%).					
(b) Bank borrowings:	(note 1)				
At call				**74,865**	48,409
Within one year				**30,284**	40,621
Between one and two years				**17,327**	7,060
Over two years				-	-
				122,476	96,0[illegible]
The weighted average rate of interest is 7.6% (2005 7.1%).					
(c) Secured advances due for repayment:	(note 2)				
Within one year				**242,756**	264,541
				242,756	264,541
The weighted average rate of interest is 7.5% (2005 6.9%).					
Total secured borrowings				**538,542**	527,682
Total Finance borrowings				**538,542**	527,682
Due within one year				**501,562**	493,523
Due after one year				**36,980**	34,159
				538,542	527,682

Finance borrowings are not guaranteed by Fisher & Paykel Appliances Holdings Limited.

Note

1. Debenture stock on issue is secured by a first ranking general security interest in favour of the Trustee over the undertaking and charging subsidiaries (the Charging Group). Currently, all subsidiaries of FPFL, except Consumer Insurance Services Limited, are charging subsidiaries. All borrowings made by the issue of debenture stock are in accordance with a Debenture Trust Deed. The Deed includes a number of covenants which must be satisfied.

2. Secured advances are secured by a first ranking general security interest over the assets of the Farmers fixed instalment and Farmers credit card businesses.

Parent			Consolidated	
2005	**2006**		**2006**	2005
$000	**$000**		**$000**	$000
		16 BORROWINGS		
		Borrowing facilities due for repayment:		
		Current	**20,000**	20,000
		One to two years	**168,309**	157,903
		Two to three years	**32,719**	-
		Term	**201,028**	157,903

These borrowings have been aged in accordance with the facilities' terms. All borrowings are drawn down by way of short term bills at interest rates current at draw down date (weighted average 5.5%, 2005 3.9%).

Borrowings in foreign currencies total A$9.0 million (2005 A$31.4 million) and US$87.0 million (2005 US$79.0 million).

A Negative Pledge Agreement has been executed with a number of the Group's bankers. Major trading subsidiaries operating under a Negative Pledge Agreement together with the parent company are listed in note 11.

	Parent			Consolidated	
	2005	**2006**		**2006**	2005
	$000	**$000**		**$000**	$000

17 FINANCE LEASES

			Borrowing facilities due for repayment:		
			Current	**624**	-
			One to two years	**627**	-
			Two to three years	**648**	-
			Three to four years	**689**	-
			Four to five years	**338**	-
			Term	**2,302**	-

Weighted average interest rate on finance leases is 6.1% (2005 Nil).

The company leases plant and equipment under finance leases,. At 31 March 2006, the aggregate cost of plant and equipment capitalised was $3,722,000 and accumulated depreciation of $349,000. Under the finance leases the company has the right of renewal or option to purchase the plant and equipment at the end of the lease.

Parent			Consolidated	
2005	**2006**		**2006**	2005
$000	**$000**		**$000**	$000
18 OTHER LIABILITIES				
		Current		
		Employee entitlements	**19,742**	16,930
		Other creditors and accruals	**43,350**	45,894
			63,092	62,824
		Term		
		Employee entitlements	**4,283**	4,034
			4,283	4,034

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
		19 SHAREHOLDERS' EQUITY		
		264,742,568 ordinary shares issued and paid up (2005: 263,822,358). No ordinary shares issued and partially paid up (2005: Nil). All ordinary shares rank equally with one vote attaching to each fully paid ordinary share.		
553,610	**558,467**	Share capital brought forward	**558,467**	553,610
4,857	**2,068**	Issue of share capital	**2,068**	4,857
558,467	**560,535**	Share capital carried forward	**560,535**	558,467
(52,248)	**(66,714)**	Retained surplus/(loss) brought forward	**27,460**	12,707
39,342	**37,409**	Profit after taxation	**63,945**	68,561
(53,808)	**(47,524)**	Dividends paid	**(47,524)**	(53,808)
(66,714)	**(76,829)**	Retained surplus/(loss) carried forward	**43,881**	27,460
		RESERVES		
58,813	**84,317**	Reserves brought forward	**(9,857)**	(6,142)
25,504	**33,828**	Movement in revaluation of subsidiaries		
		Movement in currency translation reserves	**7,292**	(3,715)
84,317	**118,145**	Reserves carried forward	**(2,565)**	(9,857)
576,070	**601,851**	Total Shareholders' equity	**601,851**	576,070

The dividends were fully imputed. Supplementary dividends of $3,609,000 (2005 $3,457,000) were paid to shareho[illegible]s nc Tax-resident in New Zealand for which the Group received a foreign investor tax credit entitlement.

Refer to Note 10 for details on Employee Share Plans.

Parent 2005 $000s	Parent **2006 $000s**		Consolidated **2006 $000s**	Consolidated 2005 $000s

20 CASH FLOW

Reconciliation of group profit to cash flows from operating activities

Parent 2005 $000s	Parent 2006 $000s		Consolidated 2006 $000s	Consolidated 2005 $000s
39,342	**37,409**	Profit after taxation	**63,945**	68,561
		Add/(deduct) non-cash items		
		Depreciation and writedown of property, plant & equipment to recoverable amount	**32,909**	30,665
		Amortisation of intangible assets	**8,566**	8,546
		Finance group bad debts written off	**10,395**	9,556
		Accrued Finance group interest expense	**196**	46
		Accrued interest expense	**1,005**	948
		Movement in provisions	**1,386**	(19,521)
3,094	**-**	Movement in deferred tax/future tax benefit	**5,277**	773
		Movement in working capital		
		Payables and accruals	**24,965**	(15,942)
(7)	**4**	Debtors and other current assets	**(6,210)**	(9,098)
		Inventories	**(29,021)**	(36,042)
-	**(25)**	Provision for taxation	**(14,914)**	(11,001)
3,457	**3,609**	Supplementary dividend paid	**3,609**	3,457
(977)	**(952)**	Internal cashflow from financing activities		
		Foreign currency exchange translation	**7,785**	(2,574)
44,909	**40,045**	Net cash flow from operations	**109,893**	28,374

Parent 2005 $000	Parent **2006 $000**		Consolidated **2006 $000**	Consolidated 2005 $000
21	IMPUTATION CREDIT ACCOUNTS			
364	**14**	Balance brought forward	**6,203**	2,844
22,583	**20,194**	Imputation credits attached to dividends received		
		Taxation paid	**24,725**	26,292
(22,933)	**(19,798)**	Imputation credits attached to dividends paid to shareholders	**(19,798)**	(22,933)
14	**410**	Balance carried forward	**11,130**	6,203

Imputation credits directly and indirectly available to shareholders as at 31 March 2006 are:		
Parent	**410**	14
Subsidiaries	**10,720**	6,189
Balance carried forward	**11,130**	6,203

Parent			Consolidated	
2005	**2006**		**2006**	2005
$000	**$000**		**$000**	$000

22 CONTINGENT LIABILITIES

Periodically the company is a party to litigation including product liability claims. To date such claims have been settled for relatively small monetary amounts which have been expensed or covered by insurance. The Directors are unaware of the existence of any claim that would have a material impact on the operations of the company.

Parent 2005 $000	Parent 2006 $000		Consolidated 2006 $000	Consolidated 2005 $000
23 COMMITMENTS				
		Capital expenditure commitments at 31 March 2006		
		Within one year	**3,805**	4,950
		Between one and two years	**3,023**	-
		Between two and three years	-	3,023
		Total	**6,828**	7,973
		Lease commitments under non-cancellable operating leases:		
		Within one year	**19,808**	12,769
		Between one and two years	**18,882**	12,721
		Between two and three years	**17,394**	12,325
		Between three and four years	**14,229**	10,697
		Between four and five years	**11,704**	5,975
		Over five years	**23,005**	7,923
			105,022	62,410

Operating lease commitments relate mainly to building occupancy leases.

		Undrawn lending commitments (Finance group)	**1,198,398**	973,423

Undrawn lending commitments include unutilised credit card limits which can be unconditionally cancelled at any time.

		Consolidated	
		2006	2005
		$000	$000

24 CURRENCY

The following currency conversion rates have been applied at 31 March 2006:

NZ$1.00 =	USD	**0.6125**	0.7085
	AUD	**0.8565**	0.9195
	GBP	**0.3532**	0.3780
	SGD	**0.9885**	1.1745
	EUR	**0.5050**	0.5487

Management policies

The Appliances group is subject to a number of financial risks, which arise as a result of its importing and exporting activities and overseas operations in Australia, USA, Canada, United Kingdom and Singapore. The currency risk which the Appliances group is primarily exposed to is the New Zealand dollar against the Australian dollar, United States dollar and the Euro.

To manage and limit the effects of those financial risks, the Board of Directors has approved policy guidelines and authorised the use of various financial instruments. These guidelines are regularly reviewed by the Board.The policies approved, and financial instruments being utilised at balance date, are outlined below:

Currency Trade Risk

It is the Appliances group current policy to monitor current and anticipated future foreign currency operating cash flows to determine net exposures, which are hedged with options and forward exchange contracts within prescribed bands up to a maximum period of 24 months.

Major capital expenditure acquisitions in foreign currency are hedged with options and forward exchange contracts.

Currency Balance Sheet Risk

It is the Appliances group policy to hedge the foreign exchange exposure to balance sheet currency translation risk by maximising borrowings in the local currency of the overseas subsidiary.

Currency Earnings Risk

It is the Appliances group policy to hedge the earnings of overseas subsidiaries, where earnings are material and reasonably certain, with options and forward exchange contracts.

Fair value

Estimated fair values of the Appliances group's financial assets and liabilities at 31 March 2006 are as follows:

	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
Cash at bank	**14,400**	**14,400**	3,774	3,774
Debtors	**138,307**	**138,307**	127,670	127,670
Call borrowings and bank overdrafts	**(21,888)**	**(21,888)**	(27,683)	(27,683)
Term borrowings	**(201,028)**	**(201,028)**	(157,903)	(157,903)
Creditors	**(102,149)**	**(102,149)**	(70,655)	(70,655)
Foreign currency forward exchange contracts	**-**	**(3,768)**	-	2,675
Foreign currency forward exchange options	**-**	**(1,338)**	-	577
Interest rate swaps	**-**	**653**	-	-

Estimated fair values of the Parent Company's financial assets and liabilities at 31 March 2006 are as follows:

	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	$000	**$000**	$000	$000
Cash at bank	**1**	**1**	1	1
Intergroup advances	**380,048**	**380,048**	388,116	388,116
Debtors	**18**	**18**	22	22

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash at bank, debtors, creditors, call borrowings, bank overdrafts and intergroup advances.
Carrying amounts of these items are equivalent to their fair values.

Term borrowings

Fair value of term borrowings is estimated based on current market interest rates available to the Appliances group for debt of similar maturities.

Foreign currency forward exchange contracts and option agreements

Fair values are estimated based on the quoted market prices of these instruments at balance date.

Interest rate swaps

Fair values are estimated based on the quoted market prices of these instruments at balance date.

Off balance sheet risk

The Appliances group has entered into foreign currency forward exchange contracts and foreign currency option agreements to manage its exposure to fluctuations in foreign currency exchange rates. These financial instruments are subject to the risk that exchange rates may change subsequent to acquisition.

Notional principal of foreign exchange and option agreements amounts outstanding were as follows:

	2006	2005
	$000	$000
Foreign currency instruments		
Purchase commitments forward exchange contracts	**20,888**	18,942
Sale commitments forward exchange contracts	**146,938**	61,870
Option agreements sold	**36,177**	59,018
Option agreements purchased	**41,035**	75,170

Interest rate risk

Debt funding for the Appliances group is subject to floating interest rates which can impact on the Group's financial result. When considered appropriate, in accordance with the policy, the Appliances group enters into interest rate swaps to manage its exposure to such fluctuations. These financial instruments are subject to the risk that interest rates may change subsequent to implementation.

Notional principal or contract amounts outstanding were as follows:

	2006	2005
	$000	$000
Interest rate swaps	**65,306**	-

Credit Risk

Foreign currency forward exchange contracts, foreign currency option agreements and interest rate swaps have been entered into with trading banks. The Appliances group's exposure to credit risk from these financial instruments is limited because it does not expect nonperformance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Group does not require collateral or other security to support financial instruments.

In the normal course of business, the Appliances group incurs credit risk with trade receivables. The Appliances group has a credit policy which is used to manage this exposure to credit risk. As part of this policy, limits on exposure are monitored on a regular basis. There are no significant concentrations of credit risk.

26 FINANCIAL INSTRUMENTS FINANCE GROUP

Interest rate risk

Interest rate risk is the risk that financial assets may re-price at a different time and/or by a different amount than financial liabilities. Changes in interest rate can impact on the Finance group's financial results by affecting the spread between the rate earned on the interest bearing assets and the rate paid on interest bearing liabilities.

The company has an interest rate risk management policy. The policy establishes risk control limits for the net re-pricing gap amount. Interest rate exposure is monitored on a daily basis and reported to and reviewed monthly by the Asset & Liability Committee and the Board of Directors.

The interest rate risk profiles have been prepared as at 31 March 2006 on the basis of maturity or contractual repricing, which ever is the earlier.

31 March 2006	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	16.5%	571,688	235,413	142,539	115,492	78,244
Cash at bank	0.0%	17,032	17,032	-	-	-
Money market deposits	7.3%	18,950	18,950	-	-	-
Securities	7.2%	1,024	-	1,024	-	-
Other current assets	N/A	17,917	17,917	-	-	-
		626,611	289,312	143,563	115,492	78,244
Financial liabilities						
Retail deposits	7.3%	173,310	108,887	44,770	14,954	4,699
[illegible]sale borrowing	7.5%	365,232	365,232	-	-	-
[illegible]r current liabilities	N/A	19,264	19,264	-	-	-
		557,806	493,383	44,770	14,954	4,699
On-balance sheet gap		68,805	(204,071)	98,793	100,538	73,545
Off-balance sheet financial instruments		-	34,321	(23,762)	(10,559)	-
Net effective interest rate gap		68,805	(169,750)	75,031	89,979	73,545

31 March 2005	Weighted Average Interest Rate	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Financial assets						
Finance receivables	17.0%	567,367	209,245	142,206	129,548	86,368
Cash at bank	0.0%	11,500	11,500	-	-	-
Money market deposits	6.8%	16,550	16,550	-	-	-
Securities	7.1%	1,039	-	-	1,039	-
Other current assets	N/A	5,158	5,158	-	-	-
		601,614	242,453	142,206	130,587	86,368
Financial liabilities						
[illegible] deposits	6.6%	167,051	86,321	53,631	18,661	8,438
[illegible]esale borrowing	7.0%	360,631	360,631	-	-	-
Other current liabilities	N/A	21,682	21,682	-	-	-
		549,364	468,634	53,631	18,661	8,438
On-balance sheet gap		52,250	(226,181)	88,575	111,926	77,930
Off-balance sheet financial instruments		-	126,681	(95,670)	(31,011)	-
Net effective interest rate gap		52,250	(99,500)	(7,095)	80,915	77,930

Liquidity risk

Liquidity risk arises from the mismatch of the maturity of financial assets and liabilities including settlement characteristics of activities that do not give rise to assets or liabilities requiring disclosure in the statement of financial position. Policies are established by the Finance group to ensure all obligations are met within a timely and cost effective manner, and prudential policies are regularly monitored. The Finance group's diversified range of funding sources together with undrawn committed funding lines underpin the liquidity of the Finance group. Undrawn committed funding lines as at 31 March 2006 were:

31 March 2006	Total $000	0-6 mths $000	7-12 mths $000	13-24 mths $000	25-60 mths $000
Undrawn committed funding lines	146,150	109,500	13,900	22,750	-
31 March 2005					
Undrawn committed funding lines	394,600	363,000	18,600	13,000	-

Credit Risk

Interest rate swaps have been entered into with trading banks. The Finance group's exposure to credit risk from these financial instruments is limited because it does not expect non performance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Finance group does not require collateral or other security to support financial instruments.

In the normal course of business, the Finance group incurs credit risk from advances made to its customers which are classified as Finance Receivables. The Finance group has a credit policy which is used to manage exposure to credit risk. As part of this policy, exposures are reviewed on a regular basis.

The total amounts receivable of $571.7 million as at 31 March 2006 (2005 $567.4 million) includes advances to retailers secured by taking an assignment over the individual finance receivable agreements.

Fair value

Estimated fair values of the Finance group's financial assets and liabilities at 31 March 2006 are as follows:

	2006		2005	
	Carrying *Amount*	**Fair *Value***	Carrying *Amount*	Fair *Value*
	$000	**$000**	$000	$000
Finance Receivables	**571,688**	**570,699**	567,367	563,533
Securities	**1,024**	**1,035**	1,039	1,044
Cash at bank	**17,032**	**17,032**	11,856	11,856
Money Market deposits	**18,950**	**18,950**	16,550	16,550
Debtors	**16,746**	**16,746**	4,798	4,798
Finance Borrowings	**(538,542)**	**(538,555)**	(528,038)	(527,785)
Other current liabilities	**(26,071)**	**(26,071)**	(28,006)	(28,006)
Interest rate swaps	**-**	**254**	-	896

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Debtors, creditors and bank overdraft

Carrying amounts of these items are equivalent to their fair values.

Finance Receivables and securities

Fair value of the Finance group's receivables and securities is estimated based upon current market interest rates available to the Finance group for receivables and securities of similar maturities.

Finance Borrowings

Fair value of the Finance group's finance borrowings is estimated based on current market interest rates (including margin) available to the Finance group for debt of similar maturities.

Interest rate swaps

Fair values are estimated based on the quoted market prices of these instruments at balance date.

Off balance sheet risk

Interest rate swaps have been entered into in order to manage the Finance group's interest rate exposures. These financial instruments are subject to the risk that interest rates may change subsequent to acquisition.

All interest rate swaps at 31 March 2006 were entered into to hedge borrowings outstanding. Notional principal or contract amounts outstanding were as follows:

	2006	2005
	$000	$000
Interest rate swaps	**232,622**	257,116

27 RELATED PARTY INFORMATION

On 23 August 2001, Fisher & Paykel Appliances Holdings Limited (FPAH) entered into a separation arrangement with Fisher & Paykel Industries Limited (now Fisher & Paykel Healthcare Corporation Limited), to retain 19.4% of the ordinary shares in Fisher & Paykel Healthcare Corporation (FPHC) following separation. The separation arrangement agreement provided, among other things that;

□ FPAH and FPHC have agreed to ongoing sharing and co-operation arrangements concerning matters including the use of the name "Fisher & Paykel", land owned by FPHC to which FPAH requires limited access, the sharing of technological developments in prescribed circumstances, the use of the domain names "fisherpaykel.com" and "fisher&paykel.com", FPHC continuing to administer loans under existing employee share schemes, allowing FPHC to use two patents owned by FPAH, the retention of records and access to corporate information;

□ FPHC would indemnify FPAH for all losses, damages, liabilities, claims, costs and expenses that may be incurred by FPAH after the effective date of the separation relating to the healthcare business as carried on by Fisher & Paykel Industries Limited prior to the effective date of the separation and by FPAH after the effective date of the separation. FPAH would similarly indemnify FPHC in relation to the operation of the appliances and finance businesses.

Any claims made against FPAH that are properly attributable, in accordance with the separation arrangement agreement, to FPHC would require FPAH to exercise its rights under the separation arrangement agreement to obtain payment or indemnification from FPHC. No claims have been made to date.

On 20 February 2004, FPAH sold its entire shareholding in FPHC.

As part of the sale arrangements, FPAH provided a customary form indemnity to FPHC. Because FPAH and FPHC were related parties at the time the indemnity was given, the amount payable under the indemnity by FPAH was required to be capped at the maximum amount permitted by New Zealand Exchange (NZX) Listing Rules without shareholder approval.

FPAH and FPHC agreed to apply to NZX for a waiver from the Listing Rules to enable the indemnity not to be limited in this manner, given shareholder approval is not ordinarily required for indemnities of this nature. NZX granted a waiver from Listing Rule 9.2.1 (Related Party Transactions) in respect of the indemnity. The conditions attached to the NZX's waiver were as follows:

(a) the waiver and its conditions were announced to the market; and

(b) the waiver was disclosed in FPAH's annual reports for the periods in which the agreement is in force, including a summary of the indemnity.

The waiver and its conditions were announced to the market on 7 April 2004.

On 12 July 2004 Fisher & Paykel Finance Limited purchased 5368m2 of land from Fisher & Paykel Healthcare Properties Limited, a subsidiary of Fisher & Paykel Healthcare Corporation Limited, which has two directors in common with the Company. The consideration for the sale, $860,000, was determined on an arm's length basis.

As at 31 March 2006 the Parent company had advanced funds to group companies of $380,048,000 (2005 $388,116,000). These intragroup advances are interest free and repayable on demand.

28 SEGMENTS

The Group's principal activities are the manufacture and sale of household appliances with the major markets being Australi New Zealand and the United States, and financial services in New Zealand.

Industry Segments

2006	Appliances	Finance	Consolidated operations
	$000	$000	$000
Operating revenue	1,082,650	126,467	1,209,117
Operating profit before interest, taxation and amortisation	82,014	36,398	118,412
Operating profit before interest and taxation	81,447	28,399	109,846
Depreciation	(30,924)	(1,985)	(32,909)
Capital expenditure	50,398	4,755	55,153
Total assets	778,728	781,923	1,560,651

2005	Appliances	Finance	Consolidated operations
	$000	$000	$000
Operating revenue	914,550	124,183	1,038,733
Operating profit before interest, taxation and amortisation	77,350	38,021	115,371
Operating profit before interest and taxation	77,223	30,032	107,255
Depreciation	(28,980)	(1,685)	(30,665)
Capital expenditure	65,631	10,460	76,091
Total assets	675,720	773,979	1,449,699

29 EMPLOYEE REMUNERATION

The Appliances group operates in a number of countries where remuneration market levels differ widely. During the year, the number of employees or former employees, not being directors of Fisher & Paykel Appliances Holdings Limited received remuneration and the value of other benefits that exceeded $100,000 as follows:

Remuneration $	Number of employees **2006**	2005	Remuneration $	Number of employees **2006**	2005
100,000 – 110,000	**43**	49	280,001 – 290,000	**3**	5
110,001 – 120,000	**42**	31	290,001 – 300,000	**1**	-
120,001 – 130,000	**27**	15	300,001 – 310,000	**3**	1
130,000 – 140,000	**21**	19	320,001 – 330,000	**1**	1
140,001 – 150,000	**27**	16	340,001 – 350,000	**1**	3
150,001 – 160,000	**14**	8	350,001 – 360,000	**2**	1
160,001 – 170,000	**10**	10	370,001 – 380,000	**1**	-
170,001 – 180,000	**6**	4	380,001 – 390,000	**1**	2
[illegible],001 – 190,000	**6**	4	400,001 – 410,000	**-**	1
190,001 – 200,000	**6**	7	410,001 – 420,000	**-**	1
200,001 – 210,000	**5**	1	420,001 – 430,000	**3**	-
210,001 – 220,000	**6**	3	440,001 – 450,000	**1**	-
220,001 – 230,000	**4**	-	460,001 – 470,000	**1**	-
230,001 – 240,000	**3**	-	480,001 – 490,000	**-**	1
240,001 – 250,000	**2**	1	500,001 – 510,000	**2**	-
250,001 – 260,000	**1**	5	630,001 – 640,000	**-**	1
260,001 – 270,000	**3**	2	720,001 – 730,000	**1**	-
270,001 – 280,000	**2**	1	890,001 – 900,000	**1**	-

30 SUBSEQUENT EVENTS

On 26 May 2006 the Directors approved a final dividend of 9 cents per share for the year ended 31 March 2006, carrying a full imputation credit. The dividend will be paid on 20 June 2006.

31 IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("NZ IFRS")

The Group reported in its 2005/06 interim financial statements that it will report for the first time under NZ IFRS for the year ending 31 March 2008, including comparative financial information for the year ending 31 March 2007. This allows time to ensure both the best application of the new standards and increased shareholder and analyst understanding of the effects of the transition.

The dedicated project team has undertaken a high level overview and reported its findings to the Board's Audit & Risk Management Committee. To date the project team has identified a number of key accounting policy changes that will be required to move from current New Zealand Generally Accepted Accounting Practice (NZ GAAP) to NZ IFRS. These are set out below:

Accounting for Goodwill

Under current NZ GAAP the Group's accounting policy is that the excess of cost over the fair value of the net assets of subsidiaries is recognised as goodwill at the time of acquisition and is amortised to earnings on a straight line basis over the shorter of its estimated useful life or 20 years.

Under NZ IFRS (NZ IFRS3 & IAS38) goodwill cannot be amortised but will be subject to an impairment test annually and also whenever there is an indication that the goodwill may be impaired. Current amortisation of goodwill amounts to $2.5 million per annum.

Accounting for Taxation

Under current NZ GAAP the Group accounts for deferred tax on an income basis.

Under NZ IFRS (NZ IAS12) deferred tax will be calculated using a "balance sheet" approach. Deferred tax assets and liabilities will be recognised where there are differences between the accounting and tax value of balance sheet items. There will be an initial impact on retained earnings on implementation of NZ IFRS and the Group expects to recognise additional deferred tax assets and liabilities under NZ IFRS.

Employee Share Ownership and Share Option Schemes

The Group operates both employee share ownership and employee share option schemes. Under current NZ GAAP no compensatory expense is recognised in the statement of financial performance.

Under NZ IFRS (NZ IFRS2) the compensatory component of these schemes will be valued at the date of issue or grant using an appropriate valuation methodology and allocated over the vesting period of the share ownership or share option schemes.

Employee Benefits

Currently employee entitlements to salaries and wages, annual leave, long service and other benefits are recognised when they accrue to employees and are fully vested.

Under NZ IFRS (NZ IAS19) long service leave is recognised on an actuarial basis.

The Group operates a pension plan for employees. The majority of the Group's employees are members of a defined contribution plan and under NZ GAAP contributions to the plan are expensed when made, consistent with the treatment required under NZ IFRS. There is also a defined benefit plan for a small number of employees. Under NZ IFRS, the Group will be required to recognise the surplus or deficit of the defined benefit plan as an asset or liability in the Statement of Financial Position with the resulting movement recognised in the Statement of Financial Performance.

There will be an initial impact on retained earnings on implementation of NZ IFRS and the Group expects to recognise higher employee expenses under NZ IFRS.

Hedge Accounting

The Group maintains an off-balance sheet portfolio of forward exchange contracts and currency options to hedge the currency risks associated with both future sales and purchasing requirements. The Group also uses financial instruments as hedges to manage exposure to interest rate risks.

Under NZ IFRS (NZ IAS39) all derivative contracts, whether used as hedging instruments or otherwise will be recognised at fair value in the Statement of Financial Position. Changes in the fair value of the derivatives will be recognised in the Statement of Financial Performance unless strict hedge criteria are met. The Group expects to meet the hedge accounting requirements for the majority of its exposures.

Foreign Currencies

It has been assessed, based on the criteria in NZ IAS21 and the current nature of the Group's operations, that the functional currencies of the foreign subsidiaries are unchanged from current NZ GAAP.

Investment in Subsidiaries

The NZ GAAP Parent financial statements equity account for investments in subsidiaries. Under NZ IFRS (NZ IAS27), these investments are required to be accounted for at either cost or fair value and the selected method applied consistently across the entity.

The areas identified above should not be taken as an exhaustive list of all the differences between NZ GAAP and NZ IFRS.

The above impacts are based on management's current interpretation of the standards that have been released to date. There is potential for the significance of these impacts to change when the Group prepares its first set of NZ IFRS financial statements due to changes in the standards, changes in our business or changes in management's interpretation of the standards.

The project team is now working on compiling an opening balance sheet under NZ IFRS as at 1 April 2006. As we progress towards 1 April 2007 the Group will continue to provide users of the financial statements with updated information about the likely impacts of NZ IFRS on the Group's earnings, cash flows and financial position.

Rules 4.1, 4.3

Appendix 4E

Preliminary final report

Introduced 30/6/2003.

Name of entity

FISHER & PAYKEL APPLIANCES HOLDINGS LIMITED

ABN or equivalent company reference	Preliminary final (tick)	Year ended ('current period')
98026263	**X**	**31 MARCH 2006**
		Year ended ('previous corresponding period')
		31 MARCH 2005

Results for announcement to the market

Extracts from this report for announcement to the market (see note 1). $NZ'000

Revenues from ordinary activities (item 2.1)	up/(down)	**16.4** %	to	**1,208,580**
Profit (loss) from ordinary activities after tax attributable to members (item 2.2)	up/(down)	**(6.7)** %	to	**63,945**
Net profit (loss) for the period attributable to members (item 2.3)	up/(down)	**(6.7)** %	to	**63,945**

Dividends (distributions) **(Please refer to commentary for further details)**	Amount per security	Franked amount per security
Final dividend (item 2.4)	**9.0** ¢	**N.A.** ¢

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (item 2.5): **12 June 2006**

Brief explanation of any of the figures in 2.1 to 2.4 necessary to enable the figures to be understood. (item 2.6)

Please refer to attached commentary.

NTA backing (see note 7)	Current period -	Previous corresponding period
3.0 Net tangible asset backing per ordinary security	**1.5**	**1.4**

Control gained over entities having material effect

4.1 Name of entity (or group of entities)	**PRIME DISTRIBUTORS LIMITED**
4.2 Date from which such profit has been calculated	**29 July 2005**
	$NZ'000
4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	**413**
Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	**N/A**

Loss of control of entities having material effect

4.1 Name of entity (or group of entities)	**N.A.**
4.2 Date to which the profit (loss) has been calculated	
4.3 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Dividends (in the case of a trust, distributions)

5 Date the dividend (distribution) is payable	**20 June 2006**
Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	**12 June 2006**
If it is a final dividend, has it been declared? (Preliminary final report only)	**Yes**

Amount per security

			Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	Final dividend:	Current year	**9** ¢	**N.A.** ¢	**N.A.** ¢
		Previous year	**9** ¢	**N.A.** ¢	**N.A.** ¢

Dividend or distribution plans in operation (item 6.0)

The dividend or distribution plans shown below are in operation.

NIL

The last date(s) for receipt of election notices for the dividend or distribution plans	**N.A.**

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)

NIL

Details of associates and joint venture entities (item 7.0)

Group's share of associates' and joint venture entities':	Current period $NZ'000	Previous corresponding period - $NZ'000
Profit (loss) from ordinary activities before tax	**NIL**	**NIL**
Income tax on ordinary activities	**NIL**	**NIL**
Profit (loss) from ordinary activities after tax	**NIL**	**NIL**
Extraordinary items net of tax	**NIL**	**NIL**
Net profit (loss)	**NIL**	**NIL**
Adjustments	**NIL**	**NIL**
Share of net profit (loss) of associates and joint venture entities	**NIL**	**NIL**

Compliance statement

8.0 *This report has been prepared in accordance with* AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	**NEW ZEALAND ACCOUNTING STANDARDS**

9.0 This report is based on accounts which have been audited. The audit report, which was unqualified, will be made available with the Company's financial report.

Sign here: H. O. [signature] .... (Company Secretary)

Date: **26 May 2006**

Print name: **Mark David Richardson**

Statement of Financial Performance Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2006

Parent			Notes	Consolidated	
2005 $000	**2006 $000**			**2006 $000**	2005 $000
45,850	**41,000**	Operating revenue	1	**1,209,117**	1,038,733
45,850	**41,000**	Operating profit before interest and taxation		**109,846**	107,255
-	**-**	Interest expense *	2	**(13,188)**	(6,231)
45,850	**41,000**	Operating profit before taxation	2	**96,658**	101,024
(6,508)	**(3,591)**	Taxation	3	**(32,713)**	(32,463)
39,342	**37,409**	**Profit after taxation**		**63,945**	68,561

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Earnings per share	**0.24**	**0.26**
Diluted earnings per share	**0.23**	**0.25**

* Excludes operating interest of the Finance Group

Statement of Financial Position Fisher & Paykel Appliances Holdings Limited

As at 31 March 2006

Parent 2005 $000	Parent 2006 $000		Notes	Consolidated 2006 $000	Appliances Group 2006 $000	Finance Group 2006 $000	Consolidated 2005 $000	Appliances Group 2005 $000	Finance Group 2005 $000
		Assets							
		Current assets							
1	**1**	Cash and bank balances		**50,382**	**14,400**	**35,982**	31,824	3,774	28,050
22	**18**	Debtors and other current assets	4	**155,053**	**138,307**	**16,746**	134,292	127,670	6,622
		Finance receivables	5	**377,952**		**377,952**	351,451		351,451
		Inventories	6	**215,008**	**215,008**		186,734	186,734	
3,613	**3,638**	Taxation	7	**23,412**	**20,063**	**3,349**	12,523	11,535	988
		Future taxation benefit	7	**5,241**	**5,241**		-	-	
388,116	**380,048**	Intergroup advances	27						
391,752	**383,705**	Total current assets		**827,048**	**393,019**	**434,029**	716,824	329,713	387,111
		Non current assets							
		Property plant and equipment	8	**313,792**	**304,943**	**8,849**	290,545	273,988	16,557
184,318	**218,146**	Investments in subsidiaries	11						
		Investment in finance group			**217,310**			218,291	
		Other assets		**2,261**	**1,237**	**1,024**	3,344	2,305	[illegible]39
		Finance receivables	5	**193,736**		**193,736**	215,916		215,916
		Intangible assets	9	**200,052**	**59,404**	**140,648**	194,049	45,402	148,647
		Deferred taxation	12	**23,762**	**20,125**	**3,637**	29,021	24,312	4,709
184,318	**218,146**	Total non current assets		**733,603**	**603,019**	**347,894**	732,875	564,298	386,868
576,070	**601,851**	**Total assets**		**1,560,651**	**996,038**	**781,923**	1,449,699	894,011	773,979
		Liabilities							
		Current liabilities							
		Bank overdrafts	13	**1,888**	**1,888**		7,683	7,683	
		Current borrowings	16	**20,000**	**20,000**		20,000	20,000	
		Current finance leases	17	**624**	**624**		-	-	
		Trade creditors		**83,139**	**83,139**		50,977	50,977	
		Provisions	14	**26,473**	**26,473**		28,848	28,848	
		Finance borrowings	15	**501,562**		**501,562**	493,523		493,523
		Taxation	7	**2,223**	**2,223**		80	80	
		Other liabilities	18	**63,092**	**37,088**	**26,004**	62,824	34,890	27,934
-	**-**	Intergroup borrowings							
-	**-**	Total current liabilities		**699,001**	**171,435**	**527,566**	663,935	142,478	521,457
		Term liabilities							
		Term borrowings	16	**201,028**	**201,028**		157,903	157,903	
		Term finance leases	17	**2,302**	**2,302**		-	-	
		Finance borrowings	15	**36,980**		**36,980**	34,159		34,159
		Deferred taxation	12	**18**	**18**				
		Other liabilities	18	**4,283**	**4,216**	**67**	4,034	3,962	[illegible]72
		Provisions	14	**15,188**	**15,188**		13,598	13,598	
		Total term liabilities		**259,799**	**222,752**	**37,047**	209,694	175,463	34,231
-	**-**	**Total Liabilities**		**958,800**	**394,187**	**564,613**	873,629	317,941	555,688
		Shareholders' equity							
576,070	**601,851**	Shareholders' equity	19	**601,851**	**601,851**		576,070	576,070	
		Investment in finance group				**217,310**			218,291
576,070	**601,851**	**Total shareholders' equity**		**601,851**	**601,851**		576,070	576,070	
576,070	**601,851**	***Total liabilities and shareholders' equity***		**1,560,651**	**996,038**	**781,923**	1,449,699	894,011	773,979

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

On behalf of the Board
Date: 26 May 2006

G.A.Paykel
Chairman

J.H.Bongard
Chief Executive Officer and Managing Director

Statement of Movements in Equity Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2006

Parent 2005 $000	Parent 2006 $000		Note	Consolidated 2006 $000	Consolidated 2005 $000
560,175	**576,070**	**Shareholders' equity at the beginning of the year**		**576,070**	560,175
39,342	**37,409**	Profit after taxation		**63,945**	68,561
		Movement in currency translation reserve	19	**7,292**	(3,715)
25,504	**33,828**	Movement in revaluation reserve			
64,846	**71,237**	**Total recognised revenues and expenses for the year**		**71,237**	64,846
4,857	**2,068**	Issue of share capital	19	**2,068**	4,857
(53,808)	**(47,524)**	Dividends	19	**(47,524)**	(53,808)
576,070	**601,851**	**Shareholders' equity at the end of the year**		**601,851**	576,070

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

Statement of Cash Flows Fisher & Paykel Appliances Holdings Limited

For the year ended 31 March 2006

Parent 2005 $000	Parent 2006 $000		Notes	Consolidated 2006 $000	Consolidated 2005 $000
		Cash flows from (used in) operating activities			
		Receipts from customers		**1,167,659**	884,661
		Financing interest and fee receipts		**130,241**	132,249
45,850	**41,000**	Dividends received			
		Interest received		**537**	352
(941)	**(955)**	Payments to suppliers and employees		**(1,102,750)**	(912,303)
		Taxation paid		**(34,894)**	(37,404)
		Interest paid		**(50,900)**	(39,181)
44,909	**40,045**	Net cash flow from operations	20	**109,893**	28,374
		Cash flows from (used in) investing activities			
		Sale of fixed property, plant and equipment		**1,372**	2,380
		Principal on loans repaid by customers		**704,451**	667,234
		Purchase of property, plant and equipment		**(55,153)**	(76,091)
		New loans to customers		**(720,298)**	(680,137)
		Acquisition of Dynamic Cooking Systems (DCS)		**-**	(50,820)
		Acquisition of Prime Distributors		**(6,187)**	-
-	**-**	Net cash flow from (used in) investing activities		**(75,815)**	(137,434)
		Cash flows from (used in) financing activities			
-	**-**	Employee Share Purchase Scheme		**782**	1,267
		New term borrowings		**80,725**	163,519
		New finance borrowings		**317,049**	77,172
		Repayment of term borrowings		**(53,223)**	(1,542)
		Repayment of finance borrowings		**(306,189)**	(60,128)
4,857	**2,068**	Issue of share capital		**2,068**	4,857
(53,808)	**(47,524)**	Dividends paid		**(47,524)**	(53,808)
(3,457)	**(3,609)**	Supplementary dividends paid to overseas shareholders		**(3,609)**	(3,457)
7,498	**9,020**	Intercompany borrowings			
(44,910)	**(40,045)**	Net cash flows from (used in) financing activities		**(9,921)**	127,880
(1)	**-**	Net increase (decrease) in cash		**24,157**	18,820
2	**1**	Opening cash		**24,141**	5,867
		Cash obtained from acquisition of company		**77**	(3,867)
		Effect of foreign exchange rates		**119**	3,321
1	**1**	Closing cash		**48,494**	24,141
		Reconciliation of closing cash			
1	**1**	Bank		**50,382**	31,824
		Bank overdrafts		**(1,888)**	(7,683)
1	**1**			**48,494**	24,141

The accompanying Accounting Policies and Notes form an integral part of the Financial Statements.

View Announcement

Announcement

Headline: Full Year Result for Year Ended 31 March 2006

Announcement text:

Fisher & Paykel Appliances Holdings Limited
Financial Results for the Year Ended 31 March 2006
FPA ASX / NZX Release 26 May 2006

SUMMARY OF YEAR REPORT ANNOUNCEMENT FOR DUAL NZX/ASX LISTED ISSUES

Name of Listed Issuer: Fisher & Paykel Appliances Holdings Limited
For Year Ended: 31 March 2006

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on audited accounts.

Consolidated Operating Statement
Current Year NZ$'000; Up/Down %; Previous Corresponding Year NZ$'000

Total operating revenue: 1,209,117; 16.4%; 1,038,733
Operating Surplus (Deficit) before unusual items and tax: 96,658; -4.3%; 101,024
Unusual items for separate disclosure: Nil; Nil; Nil
Operating Surplus (Deficit) before tax: 96,658; -4.3%; 101,024
Less tax on operating profit: 32,713; 0.8%; 32,463
Operating Surplus (Deficit) after tax but before minority interests: 63,945; -6.7%; 68,561
Less minority interests: Nil; Nil; Nil
Equity earnings: Nil; Nil; Nil
Operating Surplus (Deficit) after tax attributable to members of Listed Issuer: 63,945; -6.7%; 68,561
Extraordinary items after tax attributable to Members of the Listed Issuer: Nil; Nil; Nil
Operating Surplus (Deficit) and extraordinary items after tax attributable to Members of the Listed Issuer: 63,945; -6.7%; 68,561
Earnings per share: 24cps; -7.7%; 26cps
Interim Dividend: 9cps; 0.0%; 9cps
Record Date: 12 June 2006
Date Payable: 20 June 2006
Imputation tax credit on latest dividend: 49.25373%

Short details of any bonus or rights issue or other item(s) of importance not previously released to the market: Nil

RECORD SALES CONTINUE

The Directors of Fisher & Paykel Appliances Holdings Limited today announced a profit after tax of $63.9 million for the year ended 31 March 2006. The result is marginally above the guidance provided to the markets on 9 February 2006.

Highlights for the year include:

Record total Appliances sales – surpassing $1 billion for the first time
Record Appliances sales in New Zealand, the USA and Singapore
The commissioning of a washer manufacturing facility in the USA.
USA headquarters moved to Huntington Beach, California.
Distribution of Whirlpool branded products commencing in Singapore.
Continuation of Cost Down programme.

Appliances sales grew 5 percent to a record of 1,331,100 units, compared to 1,267,600 units, for the previous financial year. This reflected strong growth in the offshore markets, particularly the USA, where revenues grew by 58 percent.

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- *L Ross*

The Australian washing machine plant was relocated successfully to Clyde, Ohio, USA, during the year. This move, in response to increased demand, will result in lower working capital requirements and freight savings.

Although the Finance Group faced difficult trading conditions throughout the year, it contributed $36.4 million before interest, taxation and amortisation.

As previously foreshadowed, the Finance Group sold and leased back its head office in March, which resulted in a post-tax profit on sale of $1.734 million.

REVENUE

Total revenue of $1,209.1 million was up $170.4 million (16.4 percent) on the previous year.

CASHFLOW

Cash flow from operations was $109.9 million.

Working capital levels for the Appliances Group (inventories and trade debtors net of trade creditors) increased by $0.2 million. This was despite a sales increase of $167.9 million (18.4 percent), and a $10.1 million stock build to accommodate the relocation of the motor and Smart Load? dryer lines to the USA.

As anticipated in last year's announcement, a $31.8 million temporary increase in working capital as at 31 March, 2005 reversed during the year. The $10.1 million stock build included in inventory as at 31 March, 2006 will reverse during the 2006/07 year after the relocation of the lines.

CAPITAL AND DEPRECIATION

Capital expenditure for the year totalled $55.2 million Appliances totalled $50.4 million and Finance $4.8 million.

Appliances capital expenditure for the year included $7.0 million to relocate the Australian washing machine line the USA.

DIVIDEND AND EARNINGS PER SHARE

The Directors have approved a final dividend of 9.0 cents per share for the year ended 31 March 2006, carrying a full imputation credit. This brings the total dividend for the year to 18.0 cents per share. Non-resident shareholders will receive a supplementary dividend of 1.588 cents per share.

The final dividend will be paid on 20 June 2006, with a record date of 12 June 2006 for the NZX. The ex dividend date will be 6 June 2006 for the ASX and 13 June 2006 for the NZX.

APPLIANCES

Appliances returned a pleasing trading performance given the unprecedented business conditions experienced during the year. Extraordinarily high costs of key raw materials, as well as the effects of the high New Zealand dollar, put pressure on both margins and profitability. These increases were offset somewhat by an ongoing, aggressive and effective cost reduction programme. Small price increases were implemented in key markets.

Operating profit before interest and taxation was $81.4 million (previously $77.2 million) for the year. The operating margin improved from 6.1 percent in the first half to 8.8 percent in the second, giving an overall margin of 7.5 percent. The improvement in the second half was the result of sales seasonality, the ongoing cost reduction programme and a softening in some raw material categories. Price increases in the three key markets also contributed to the lift in margin.

Appliances sales volumes grew by 5.0 per cent to exceed 1.331 million units for the year.

In a contracting market New Zealand sales volume was up by 4.6 percent over the previous year. This gain in market share was due to an aggressive marketing approach and changes in distribution. Total sales of 318,500 units (304,500 last year), were a record for this market. Revenue was up 4.9 percent in NZD terms.

Australian sales declined as tougher market conditions prevailed. The slow-down in retail spending resulted in a 5.8 percent reduction in sales, in line with the overall market. First half sales were down 9.7 percent on the previous year. The second half saw a recovery, with sales down only 2.3 percent. Revenue however was down only 1.0 percent in Australian dollar terms, due to an improvement in the second half. Exports to Australia were converted to New Zealand dollars at an average hedged rate of $0.903.

The USA market continued the growth experienced in previous years. Unit sales, at 337,800 were 33.0 percent higher than for the previous year (revenue up 60.2 percent in USD terms). The normalised underlying growth in Fisher & Paykel branded product was around 20 percent. The USA now represents the largest revenue generator for the group. DishDrawer? dishwasher continues to lead the way, along with the Smart Load? dryer, which is gaining acceptance.

The integration of the DCS brand into the USA distribution model is now complete, and confidence in the brand has been restored. The DCS manufacturing facility at Huntington Beach, California, has now been fully integrated with Fisher & Paykel process controls. The USA head office has been moved from Laguna Hills to Huntington Beach to ensure that synergies with the DCS offices and distribution operations are realised.

Sales in Singapore improved with a recovery in market conditions. This, along with the additional distribution of the Whirlpool brand, resulted in a 60.9 percent increase in unit sales (with a 68.4 percent revenue increase in SGD terms).

European markets remained steady, with sales of 17,300 units, matching last year. Strategies are in place to address distribution and growth opportunities in these markets.

Rest of World unit sales were down 10.2 percent to 38,800 units (43,200 units for the previous year). This reflected the high NZD, which made competitiveness difficult to maintain. The Middle East and Asia remain good medium-term commercial prospects.

Strategic Alliance

The strategic alliance with Whirlpool Corporation continued to develop, and Fisher & Paykel Appliances took over the distribution of Whirlpool branded products in Singapore during the year. This mirrors a similar arrangement for the New Zealand market.

Sales of DishDrawer? dishwashers to Whirlpool USA are in line with expectations. Deliveries of motors to Whirlpool under the Component Supply arrangement started towards the end of the financial year. This is expected to increase to full capacity in 2006/07.

Restructure

Around 80 percent of sales are now generated offshore. In order to cope with the expansion of the Company globally, a review was undertaken of the way the business is managed. The business activities of New Zealand, Australia and the USA will now be managed on a geographic basis. Corporate functions remain in place, to provide overall leadership, governance, consistency of approach, and to promote best practice, across all geographies.

FINANCE

The Finance Group contributed $36.398 million in profit before acquisition interest, taxation, and amortisation, compared with $38.021 million in the previous year. The 2005/06 result included a $2.589 million gain from the sale of the Company's premises. Earnings were affected by lower yields and significantly higher interest costs, resulting in lower margins. Increased regulatory compliance and integration costs, together with additional provisioning against balance sheet receivables, have also had an adverse effect on earnings.

Additional provisioning was made during the year against selected balance sheet receivables where customers' arrears balances had increased. This additional provisioning maintained the Company's policy of ensuring adequate ratios are maintained.

Growth in the Company's Q Card receivables portfolio was very strong, reflecting the significant benefits from this innovative finance product.

Active cardholder numbers increased to more than 100,000, and Q Card is now available to be used in over 1,200 retailers nationwide. The increase in cardholder numbers, together with the significant Farmers customer base, boosts the number of active customers using finance facilities through the Finance Group to more than 535,000.

Earnings from the Farmers Card were ahead of last year, but declines in the sale of big-ticket appliances resulted in a lower level of contribution from fixed instalment lending.

Integration of the Farmers Finance business was completed successfully, with data and systems migration undertaken in March 2006.

Funding of the Finance Group's business remained strong with retail debentures increasing to more than $170 million. Significant committed funding facilities are in place with banks and the Group's securitisation funding programme is in the final stage of being restructured.

OUTLOOK

Solid growth in the USA, for both the Fisher & Paykel and DCS brands, is expected to continue.

The relocation of the washer plant to Clyde, USA, will result in a reduction in working capital, lower freight costs and a more timely supply chain to existing customers. The motor plant and Smart Load? dryer manufacturing lines, both currently located in Auckland, will also be moved to Clyde midway through the current financial year. On completion of the transfer of these three manufacturing lines, the expected annual working capital savings will be $23 million, with an earnings improvement of $5.8 million at the operating level (profit before interest and taxation).

The New Zealand market is expected to weaken further going forward, but the market share gains made in New Zealand last year are expected to be retained. The Australian market is likely to remain flat in the next 12 months. New products coming on-stream will offer further sales opportunities in these two markets.

The New Zealand dollar has depreciated against the Australian and US currencies, easing some of the exchange rate pressures experienced over the past 18 months. After peaking at $0.956 in early December 2005, the New Zealand dollar has fallen sharply against the Australian dollar. While the cross rate was above A$0.89, hedging was maintained at policy minimums of 50 percent of 12 months net exposures. Currently, about 75 percent of 12 month net exposures are hedged at an average rate of $0.867 for 2006/07.

Raw material prices remain at high levels. Slight price reductions for plastics and steel have been negotiated for the first half of the year, but future pricing levels remain uncertain.

Capital expenditure for Appliances is expected to be approximately $55 million for the 2006/07 fiscal year.

The Finance Group will continue to face strong competition and in the short term the current margins are expected to remain. Benefits from the integration of the Farmers Finance business will be realised in the 2006/07 year, and additional cost synergies and operating efficiencies are expected to reduce the Group's cost to income ratio.

Q Card and Farmers Card continue to expand across an increasing range and diversity of retailers providing opportunities for further growth. The completion of the Farmers Finance business integration establishes the platform for the Finance Group to operate as one company, focusing on receivables growth, improving operating efficiencies, and maintaining a focus on credit quality.

The Finance Group's strong financial position and historical earnings performance maintains a solid and sound reputation for ongoing funding from retail debentures and banks.

Providing the assumptions relating to the Appliances business for raw materials and currencies are valid, the Directors expect that after tax earnings for the full 2006/07 financial year will be between $75 million and $80 million.

G A Paykel
Chairman

26 May 2006

For further information please contact John Bongard, CEO and Managing Director; or Paul Brockett, VP Investor Relations, on +64 9 2730600. The Full Year Result will also be available on our website www.fisherpaykel.com

Fisher & Paykel Appliances Holdings Limited will host a conference call to review the result and to discuss the outlook for the new financial year. Individuals wishing to listen to the webcast, to be held today at 1.30 pm NZT; 11.30 am AEST; can access the event at the Company's website - fisherpaykel.comThe dial in numbers are:

New Zealand Toll Free : 0800 449 118
Australia Toll Free : 1800 009 696

Embargo Until None

Attachments

Description	Type	Size (kb)	Action
Full Year Result for Year Ended 31 March 2006	PDF file	877	

Comments

This announcement has no comments.

File Reference 82-3480

RECEIVED
2006 JUN -1 P 1:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE



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This Full Year Result Presentation, dated 26 May 2006, provides additional comment on the media release of the same date.

As such, it should be read in conjunction with and subject to the explanations and views of future outlook on market conditions, earnings and activities, given in that release.

Fisher&Paykel
appliances holdings limited


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Highlights

- Record total Appliances sales
  - Surpassing $1 Billion for the first time
- Record Appliances sales in New Zealand, USA and Singapore
- Commissioning of a washer plant in the USA
- USA Headquarters moved to Huntington Beach
- Distribution of Whirlpool products commenced in Singapore

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Summary of Results

	Year to March 2006 ($000)	Year to March 2005 ($000)	% YOY Change
Revenue	1,209,117	1,038,733	16.4
EBIT Amortisation	118,412	115,371	2.6
EBIT	109,846	107,255	2.4
Profit After Taxation	63,945	68,561	(6.7)
Earnings (Cents per Share)	24	26	(7.7)
Dividends (Cents per Share)	18	18	-

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Segmented EBIT

	Year to March 2006 ($000)	Year to March 2005 ($000)	% YOY Change
Appliances	81,447	77,223	5.5
Finance	28,399	30,032	(5.4)
Total	**109,846**	**107,255**	**2.4**

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Segmented EBIT



$000's
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2003
2004
2005
2006
Appliances
Finance
Investment

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Cash Flow

	Year to March 2006 ($000)	Year to March 2005 ($000)	% YOY Change
Net Cash Flow from Operations	109,893	28,374	287.3
Total Debt	222,916	185,586	20.1
Debt : Debt + Equity	**27.0%**	**24.4%**	**10.7**

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Dividend

The Directors have approved a final dividend of 9 Cents per Share for the year ended 31 March 2006.

	Cents Per Share		
	2005/06	**2004/05**	**2003/04**
Interim	9.0	9.0	8.8
Final	9.0	9.0	11.5
Special *	-	-	21.0
Total Dividend	18.0	18.0	41.3
Earnings Per Share	24.2	26.1	32.7

*** Followed the sale of shareholding in Fisher & Paykel Healthcare Corp Ltd**

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Appliances Results

	Year to March 2006 ($000)	Year to March 2005 ($000)	% YOY Change
Total Appliances Revenue	1,082,650	914,550	18.4
EBIT	81,447	77,223	5.5
EBIT %	7.5	8.4	(10.7)
Assets Employed	778,728	675,720	15.2
Return on Assets %	10.5	11.4	(7.9)

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EBIT

EBIT to Sales Margin 7.5%



120,000
100,000
80,000
60,000
40,000
20,000
0
11.7%
12.0%
8.4%
7.5%
2003
2004
2005
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Results 2006 versus 2005

12 months to March 2006		12 months to March 2005
Revenue $1082.2M	←	Revenue $914.2M

- Unit sales increase +5.0% to 1.331M
- Record sales in USA, Singapore, New Zealand
- High NZ Dollar – NZ/Aust
- Raw Material Costs

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Return on Assets


EBIT to Total Assets
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
19.5%
21.0%
11.4%
10.5%
2003
2004
2005
2006

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Working Capital


Working Capital to Sales
30
25
20
15
10
5
0
21.6
18.6
22.8
3.3
22.7
0.9
2003
2004
2005
2006
Underlying
Temporary

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Capital Expenditure


70
60
50
40
30
20
10
0
21.5
42.3
65.6
50.4
55.0
2003
2004
2005
2006
2007

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Market Performance


Units +5.0%
1400
1300
1200
1100
1000
900
800
700
600
830
913
1015
1197
1268
1331
2001
2002
2003
2004
2005
2006


Revenue +18.4%
1100
1000
900
800
700
600
500
693
763
781
853
914
1083
2001
2002
2003
2004
2005
2006

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Market Update

New Zealand

- Record Sales
- Contracting Market
- Increased market shares - 50-55%
- Distribution settled
- Whirlpool complement
- New Product Releases
- Prime Distributors


400
300
200
100
0
243
250
278
317
304
318
2001
2002
2003
2004
2005
2006

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Australia

- Market contraction 5-6%
- Holding Market Share: 20-25%
- New Product Releases
- Retravision – Supplier of the year


800
600
400
200
0
477
512
563
658
637
600
2001
2002
2003
2004
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Market Update

USA

- Record Sales
- Growth + 58% revenue
- Distribution
  - Lowes 1250
  - Others 3100
- Underlying F&P Brand Growth - 20%
- DCS Distribution
- DCS Refresh


400
300
200
100
0
57
94
109
150
254
338
2001
2002
2003
2004
2005
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USA Facility – Clyde, Ohio



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New Plant - Clyde



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Head Office: Huntington Beach




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DCS - Refresh



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Singapore

- Record Sales Levels
- Whirlpool Distribition – April
- Sales growth – 60.9%
- Economic Growth


20
15
10
5
0
10.6
12.4
13.6
12.2
11.5
18.5
2001
2002
2003
2004
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Europe

- Sales Holding
- Reviewing Stategic Options
- Ireland April 1, 2006


30
25
20
15
10
5
0
0
6.1
17.6
26.3
17.2
17.3
2001
2002
2003
2004
2005
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Market Update

Rest of World

- High NZD – difficult
- Middle East Asia – good prospects


50
40
30
20
10
0
42.5
33.3
33.9
33.3
43.2
38.8
2001
2002
2003
2004
2005
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Revenue Mix


2005
NZ 25.5%
Aust 41.6%


2006
NZ 23.0%
Aust 34.7%

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Revenue Mix : 2001 v 2006


2001
NZ 30.0%
Aust 51.0%


2006
NZ 23.0%
Aust 34.7%

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Product Unit Sales


+ 6%
0%
+ 1%
+ 14%
- 16%
+ 1%
400
350
300
250
200
150
100
50
0
Refrigerators
Washers
Dryers
DishDrawer
Dishwashers
Cooking
2002 2003 2004 2005 2006

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Finance Group Result

	Year to March 2006 ($000)	Year to March 2005 ($000)	% YOY Change
Revenue	126,467	124,183	1.8
EBIT Amortisation	36,398	38,021	(4.3)
EBIT	28,399	30,032	(5.4)
Receivables	571,688	567,367	0.8

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Finance Group Earnings Detail

	Year to March 2006 ($000)	Year to March 2005 ($000)
Revenue	126,467	124,183
Interest Expense	37,919	33,818
Bad Debts	7,313	6,415
Depreciation	1,985	1,685
EBIT Amortisation	36,398	38,021
Amortisation	7,999	7,989
EBIT	**28,399**	**30,032**


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Key Factors

- Intense industry competiton
- Higher funding costs
- Declining margins
- Additional Balance Sheet provisioning
- Integration costs absorbed
- Increasing compliance costs

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Highlights

- Significant growth in Q Card
  - Receivables – up 26% YOY
  - 1,200 retailers
  - 134,000 cardholders
- Cost to income ratio 42.8%
- Overall bad debt provisioning policy remains conservative
- Building sold - $2.5 million gain on sale
- Strong cash flow of $12.5m to F&P Appliances Holdings

Fisher&Paykel appliances holdings limited


Style
Integrity
Care
Innovation

Highlights continued

- Solid funding support base maintained
- Securitisation funding rearranged and A1+ Standard & Poors Rating confirmed
- Farmers Finance business integration complete. Annualised savings of $3m p.a. from July 2006 ongoing
- Utilisation of Farmers and Q Card credit limits in line with industry ratios
- Credit Act compliance standards achieved

Fisher&Paykel appliances holdings limited


Style
Integrity
Care
Innovation

Balance Sheet Receivables

	As At March 2006 ($000)	As At March 2005 ($000)
Instalment Credit	232.9	222.2
Revolving Credit	184.5	191.9
Equipment Finance	65.0	65.8
Bulk Funding	80.2	87.1
Personal Loans	24.1	14.3
	586.7	581.3
Less Provisions	(15.0)	(13.9)
Net Receivables	**571.7**	**567.4**
Provisioning Ratio	**2.56%**	**2.39%**


Style
Integrity
Care
Innovation

Receivables Balance


$million
250
200
150
100
50
0
Instalment Credit
Revolving Credit
Bulk
Equipment
Personal Loans
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06

Fisher&Paykel appliances holdings limited



Style



Integrity



Care



Innovation

Lending Analysis



2005
Bulk
15%
Instalment
Credit
39%
Equipment
7%
Personal Loans
2%
Revolving Credit
37%



2006
Bulk
13%
Instalment Credit
42%
Equipment
6%
Personal Loans
3%
Revolving Credit
36%

May 2006

Fisher&Paykel
appliances holdings limited


Style
Integrity
Care
Innovation

Balance Sheet Funding

	March 2006 ($000)	March 2005 ($000)
Retail Debentures	173.3	167.1
Bank Borrowing	122.5	96.1
Securitisation	242.8	264.5
Total	**538.6**	**527.7**
Equity	**65.7**	**63.7**

Fisher&Paykel appliances holdings limited


Style
Integrity
Care
Innovation

Business Strategy Ongoing

- **Growth in Cards Business**
  - More retail distribution
  - Enhanced product functionality
  - Increased promotion to customers
- **Operating Efficiencies**
  - One single IT platform
  - Integration synergies
  - Lower cost to income ratio
  - Product re-engineering
  - Orgnaisaiton restructure

Fisher&Paykel
appliances holdings limited


Style

Integrity

Care

Innovation

Business Strategy continued

- **Focus on Credit Quality and Asset Management**
  - Credit origination
  - Conservative provisioning
  - Receivables management
  - Outsourcing

Fisher&Paykel appliances holdings limited


Style
Integrity
Care
Innovation

Outlook – Appliances

- Solid Growth in the USA
- Move of Motor Line and Smart Load Dryer Line
- Market Share retention in NZ
- Australian market flat
- Raw material prices/Exchange Rates uncertain
- Capital Expenditure $55M

Fisher&Paykel appliances holdings limited


Style
Integrity
Care
Innovation

Outlook – Finance

- Expansion of Q card and Farmers Card
- Benefits from Farmers integration
- One company platform
- Improve Operating efficiencies
- Grow receivables
- Maintain Credit Quality

Fisher&Paykel appliances holdings limited


Style
Integrity
Care
Innovation

Outlook

Providing the assumptions relating to Appliances business for Raw material and currencies are valid, the Directors expect that after tax earnings for the full 2006/07 financial year will be between $75 million and $80 million.